Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

IMPERVA, INC.,

a Delaware corporation,

PAHLMEYER ACQUISITION SUB, INC.,

a Delaware corporation,

PREVOTY, INC.,

a Delaware corporation,

and

Fortis Advisors LLC as the Securityholders’ Agent

Dated as of July 25, 2018

i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB		57

3.1	Organization and Standing	57
3.2	Authority; Non-contravention	57
3.3	Stockholder Notice	58
3.4	No Prior Merger Sub Operations	58
3.5	Sufficient Funds	58
3.6	Brokers	58

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		58

4.1	Conduct of the Business; Notices	58
4.2	Restrictions on Conduct of the Business	59

ARTICLE V ADDITIONAL AGREEMENTS		63

5.1	Board Recommendation, Stockholder Approval and Stockholder Notice	63
5.2	No Solicitation	64
5.3	Confidentiality; Public Disclosure	65
5.4	Reasonable Best Efforts	66
5.5	Third-Party Consents; Notices	66
5.6	Litigation	67
5.7	Access to Information	67
5.8	Spreadsheet	68
5.9	Expenses; Company Debt	69
5.10	Employees	69
5.11	Termination of Benefit Plans	70
5.12	Export Control Classification Request	70
5.13	Certain Closing Certificates and Documents	70
5.14	Tax Matters	71
5.15	280G Stockholder Approval	71
5.16	Form S-8	72
5.17	Audited Financials	72
5.18	Acquirer RSUs	72
5.19	Tail Insurance	72
5.20	Option Repricing	73

ARTICLE VI CONDITIONS TO THE MERGER		73

6.1	Conditions to Obligations of Each Party to Effect the Merger	73
6.2	Additional Conditions to Obligations of the Company	73
6.3	Additional Conditions to the Obligations of Acquirer	74

ARTICLE VII TERMINATION		76

7.1	Termination	76
7.2	Effect of Termination	77

ARTICLE VIII INDEMNITY ESCROW FUND AND INDEMNIFICATION		78

8.1	Indemnity Escrow Fund	78
8.2	Indemnification	79
8.3	Indemnifiable Damage Threshold; Other Limitations	82
8.4	Period for Claims	85
8.5	Claims	86
8.6	Resolution of Objections to Claims	87
8.7	Securityholders’ Agent	87
8.8	Third-Party Claims	91
8.9	Treatment of Indemnification Payments	92

ARTICLE IX GENERAL PROVISIONS		92

9.1	Survival of Representations, Warranties and Covenants	92
9.2	Notices	93
9.3	Interpretation	94
9.4	Amendment	95
9.5	Extension; Waiver	95
9.6	Counterparts	96
9.7	Entire Agreement; Parties in Interest	96
9.8	Assignment	96
9.9	Severability	96
9.10	Remedies Cumulative; Specific Performance	96
9.11	Arbitration; Submission to Jurisdiction; Consent to Service of Process	97
9.12	Governing Law	98
9.13	Rules of Construction	98
9.14	Consent to Representation; Conflict of Interest	98

Exhibits

Exhibit A	-	Definitions
Exhibit B	-	Form of Benefits Waiver
Exhibit C	-	Form of Written Consent
Exhibit D	-	Form of Stockholder Agreement
Exhibit E	-	Form of Certificate of Merger
Exhibit F-1	-	Form of FIRPTA Notice
Exhibit F-2	-	Form of FIRPTA Notification Letter
Exhibit G	-	Form of Option Consent
Exhibit H	-	Form of Designated Option Consent
Exhibit I	-	Form of Parachute Payment Waiver
Exhibit J	-	Form of Letter of Transmittal
Exhibit K	-	Form of Escrow Agreement

Schedules

Company Disclosure Letter

Schedule I	-	Consenting Stockholders
Schedule II	-	Benefits Waiver Signatories
Schedule III	-	Specified Contractors
Schedule IV	-	Confirmatory Assignments of Intellectual Property
Schedule V	-	Consents or Waivers
Schedule VI	-	Pre-Closing Actions
Schedule 5.18	-	5.18 RSUs

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 25, 2018 (the “Agreement Date”), by and among Imperva, Inc., a Delaware corporation (“Acquirer”), Pahlmeyer Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), Prevoty, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the stockholders’ agent (the “Securityholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

RECITALS

A. Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the DGCL (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer.

B. The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the principal terms of the Merger.

C. The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.

D. Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each of Julien Bellanger and Kunal Anand (each, a “Named Employee”) have each executed (1) an employment offer letter in the form provided by Acquirer (an “Offer Letter”), (2) a confidential information and invention assignment agreement (a “PIIA”), (3) a non-competition agreement in the form provided by Acquirer (a “Non-Competition Agreement”) and (4) an Equity Agreement with the Company (a “Equity Agreement”), each to become effective upon the Closing.

E. Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit C (a “Written Consent”) executed by the Company Stockholders identified on Schedule I (collectively, the “Consenting Stockholders”), evidencing the obtainment of the Company Stockholder Approval, and the Company shall seek to obtain and deliver to Acquirer immediately after the delivery of such Written Consent a stockholder agreement in substantially the form attached hereto as Exhibit D (the “Stockholder Agreement”) executed by each Consenting Stockholder.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Acquirer.

(b) Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. California time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other date and time and/or such other location as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit E (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be changed to the name of the Company as of the Agreement Date;

(ii) the Company shall take all actions necessary to cause the bylaws of the Company to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii) the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing, a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied.

(b) Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a), (d), (e) and (f) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, and (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the DGCL and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the principal terms of the Merger;

(iii) written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that (I) has been incurred and paid to such Person (and/or the formula by which any additional Transaction Expenses that have not been quantified as of the Closing will be calculated) prior to the Closing and (II) has been incurred and remains payable to such Person and (B) that, upon payment of such remaining payable amount at the Closing (or when otherwise due), it shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company, its Affiliates and/or the Surviving Corporation;

(iv) one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval;

(v) the Stockholder Agreement, executed by each Consenting Stockholder and joined by each other Company Stockholder that has executed a Written Consent;

(vi) Offer Letters, PIIAs, and Non-Competition Agreements, effective as of the Closing, executed by each Named Employee and Offer Letters and PIIAs, effective as of the Closing, executed by each Continuing Employee;

(vii)Equity Agreements, effective as of the Closing, executed by each Named Employee and the Company;

(viii) evidence reasonably satisfactory to Acquirer of the resignation of each director and officer of the Company in office immediately prior to the Closing as directors and/or officers of the Company, in each case, effective as of, and contingent upon, the Effective Time;

(ix) true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or that the Company can obtain through commercially reasonable efforts with respect to any unvested securities or other property ever issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers;

(x) unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, (A) a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by the Secretary of the Company, authorizing the termination of each or all of the Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including the Company’s 401(k) Plan (the “401(k) Plan”) and the Company Option Plan, and (B) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, with such amendment and termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;

(xi) a certificate from the Secretary of State of the States of Delaware and California and each other state or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Closing Date have been paid;

(xii) evidence reasonably satisfactory to Acquirer of the termination or waiver of any rights of first refusal, rights to any liquidation preference, redemption rights, conversion rights and rights of notice of any Company Securityholder with respect to the Transactions, effective as of, and contingent upon the Closing;

(xiii) the Spreadsheet completed to include all of the information specified in Section 5.8 in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(xiv) the Company Closing Financial Certificate;

(xv) FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit F-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit F-2, dated as of the Closing Date and executed by the Company;

(xvi) a separation agreement or similar document that includes a release of claims against Acquirer, the Company and their respective affiliates in a form reasonably satisfactory to Acquirer (a “Separation Agreement” ) executed by each of the Designated Employees;

(xvii) (A) a contractor agreement duly executed by each Person set forth on Schedule III (collectively, the “Specified Contractors” ) in a form reasonably satisfactory to Acquirer and (B) evidence reasonably satisfactory to Acquirer of the termination of service with the Company of each independent contractor, consultant and/or advisory board member of the Company other than the Specified Contractors, to be effective no later than immediately prior to the Closing;

(xviii) the Certificate of Merger, executed by the Company;

(xix) payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including the payment in full and discharge of all principal and accrued but unpaid interest and any premiums or other fees payable in connection with such Company Debt);

(xx) executed UCC-2 or UCC-3 termination statements (or any other applicable termination statement) executed by each Person holding a security interest in any assets of the Company as of the Closing Date terminating any and all such security interests and evidence reasonably satisfactory to Acquirer that all Encumbrances on the assets of the Company shall have been released prior to, or shall be released simultaneously with, the Closing;

(xxi) (A) an invoice marked “final” from each third party service provider that will be owed Transaction Expenses at the Closing setting forth the amount of Transaction Expenses payable to such service provider that remain unpaid as of the Closing Date and wire instruction information for making payment of such amount to such Person and (B) a completed and duly executed IRS Form W-9 or similar tax form to the extent reasonably requested by Acquirer;

(xxii) a waiver and consent, in substantially the form attached hereto as Exhibit G (an “Option Consent”), executed by at least 95% of Company Optionholders that hold Cash-Out Options as of the Closing;

(xxiii) a waiver and consent, in substantially the form attached hereto as Exhibit H (a “Designated Option Consent”), executed by each Company Optionholder that holds Designated Options as of the Closing;

(xxiv) a parachute payment waiver, in substantially the form attached hereto as Exhibit I (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.15;

(xxv) executed confirmatory assignments of Intellectual Property from any of the Company’s or any predecessors’ thereof current and former employees and independent contractors and consultants listed on Schedule IV, in each case in a form that is reasonably satisfactory to Acquirer;

(xxvi) evidence reasonably satisfactory to Acquirer of the purchase of the D&O Tail and the E&O Tail in accordance with Section 5.19 and invoices therefor evidencing the cost thereof;

(xxvii) evidence reasonably satisfactory to Acquirer of (A) the exercise of the Company Warrants prior to or as of, and contingent upon, the Closing or (B) acknowledgment that the Company Warrants shall terminate effective upon the Effective Time; and

(xxviii) a waiver and consent, reasonably satisfactory to Acquirer (an “Promised Option Waiver”), executed by each individual listed on Schedule 2.2(h) of the Company Disclosure Letter, which Acquirer may, at its sole discretion, include in the Offer Letters executed by the applicable Continuing Employees.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.3 Effect on Capital Stock and Options.

(a) Treatment of Company Capital Stock, Company Options and Company Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder, Company Warrantholder or any other Person:

(i) Company Capital Stock. Each share of Company Capital Stock, including each Unvested Company Share held by a Company Stockholder that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Per Share Cash Consideration. The amount of cash each Company Stockholder holding shares of Company Capital Stock is entitled to receive for such shares of Company Capital Stock shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by such Company Stockholder.

(ii) Unvested Company Shares. The payment of cash pursuant to this Section 1.3(a) in exchange for Unvested Company Shares held by Continuing Employees issued and outstanding immediately prior to the Effective Time shall be subject to the same restrictions and vesting arrangements that were applicable to such Unvested Company Shares immediately prior to or at the Effective Time after giving effect to any applicable Equity Agreement (and no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment, except as may be specifically disclosed in Section 2.2(b) of the Company Disclosure Letter after giving effect to any Equity Agreement, and as set forth in any Equity Agreement). Therefore, cash otherwise payable pursuant to this Section 1.3(a)(ii) in exchange for the Unvested Company Shares issued and outstanding immediately prior to the Effective Time (“Unvested Cash”) shall not automatically be payable by Acquirer at the Effective Time, and shall instead become payable by Acquirer on the date that such Unvested Company Shares would have become vested under the vesting schedule in place for such shares immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule and after giving effect to any applicable Equity Agreement), less the amount of such newly vested cash that vests while in the Indemnity Escrow Fund in accordance with Section 1.4(c). Acquirer may in its discretion make all such required payments to holders of Unvested Cash no later than the 15th day of the calendar month immediately following the calendar month in which such Unvested Cash would have become vested under the original vesting schedule, or pursuant to any applicable Equity Agreement, and in its discretion may make such payments through a paying agent authorized by Acquirer to administer such payments on Acquirer’s behalf or through Acquirer’s (or the Surviving Corporation’s) payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes). All amounts payable pursuant to this Section 1.3(a)(ii) shall be subject to any required withholding of Taxes and shall be paid without interest. If a valid and timely 83(b) election was filed with respect to a Continuing Employee’s Unvested Company Shares, and evidence of such valid and timely filing is provided to Acquirer, the parties intend that the Unvested Cash received by such Continuing Employee will be treated in its entirety as consideration for the Continuing Employee’s Unvested Company Shares and not as compensation for services and will file all tax returns and reports consistent with such treatment except as otherwise required by applicable Law. A portion of such newly vested cash so distributed will be treated as imputed interest to the extent required under the Code and the regulations promulgated thereunder. All outstanding rights to repurchase Unvested Company Shares that the Company may hold or similar restrictions in the Company’s favor immediately prior to the Effective Time (all such rights, “Repurchase Rights”) shall be assigned to Acquirer in the Merger and shall thereafter be exercisable by Acquirer upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time (as such may be amended pursuant the terms of an Equity Agreement, if applicable), except that Repurchase Rights may be exercised by Acquirer retaining the Unvested Cash into which such Unvested Company Shares have been converted and paying to the former holder thereof the repurchase price in effect for each such share subject to that Repurchase Right immediately prior to the Effective Time. No Unvested Cash, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Acquirer, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Cash in accordance with this Agreement.

(iii) Company Options.

(A) Vested Options. Each Company Option that is outstanding and vested as of immediately prior to the Effective Time (after giving effect to the Equity Agreements and any benefits waivers in favor of the Company and Acquirer in substantially the form attached hereto as Exhibit B (a “Benefits Waiver” )) (each such Company Option, a “Cash-Out Option”) shall not be assumed by Acquirer and shall instead be cancelled in exchange for a payment by Acquirer of an amount in cash equal to the product of (i) the aggregate number of shares of Company Common Stock that were subject to such Cash-Out Option multiplied by (ii) the excess, if any, of the Per Share Cash Consideration over the applicable per share exercise price of such Cash-Out Option (collectively, the “Option Payments”). The amount of cash each Company Optionholder holding a Cash-Out Option is entitled to receive for such Cash-Out Option shall be rounded to the nearest cent and computed after aggregating cash amounts for all Cash-Out Options held by such Company Optionholder and will be reduced by any applicable payroll, income tax or other withholding Taxes. The Company shall, prior to the Closing, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(iii)(A). Notwithstanding the foregoing, any Option Payments made pursuant to this Section 1.3(a)(iii)(A) shall only be made to holders of Cash-Out Options who have delivered a duly executed Option Consent pursuant to the terms of Section 1.4(b) below.

(B) Unvested In-the-Money Options Held by Continuing Employees. Each Company Option that (i) is not a Cash-Out Option, (ii) has an exercise price less than Per Share Cash Consideration, (iii) is held by a Continuing Employee immediately prior to the Effective Time and (iv) is unexpired, unexercised and outstanding immediately prior to the Effective Time after giving to the Equity Agreements shall be assumed by Acquirer and shall become an option to acquire Acquirer Common Stock as follows: (1) the number of shares of Acquirer Common Stock subject to each Company Option assumed by Acquirer shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Acquirer Common Stock; and (2) the per share exercise price for the Acquirer Common Stock issuable upon exercise of each Company Option assumed by Acquirer shall be determined by dividing (A) the applicable per share exercise price of such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each such assumed Company Option shall be subject to the same vesting schedule, terms and conditions that were applicable to such Company Option immediately prior to or at the Effective Time (after giving effect to any Benefits Waiver), and no vesting acceleration of these assumed Company Options shall occur by reason of the Merger or any subsequent event, such as termination of employment. For the avoidance of doubt, the Cancelled Company Options (as defined in the Equity Agreements) will be cancelled prior to the Effective Time and will therefore not be assumed pursuant to this Section 1.3(a)(iii)(B). No assumed option may be “early exercised” (i.e., an assumed option may be exercised for shares of Acquirer Common Stock only to the extent the assumed option is vested at the time of exercise pursuant to the applicable vesting schedule). It is the intent of the parties hereto that to the extent permitted by Applicable Law, all assumed options in respect of Company Options that prior to the Effective Time were treated as incentive or non-qualified stock options under the Code shall from and after the Effective Time continue to be treated as incentive or non-qualified stock options, respectively, under the Code. The Company shall, prior to the Closing, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(iii)(B). A Company Option that has an exercise price equal to or more than the Per Share Cash Consideration shall be cancelled at the Effective Time, not be assumed and shall receive no consideration.

(C) Unvested Designated Options Held by Continuing Employees. Each Company Option that (i) was granted on May 16, 2018, (ii) is held by a Continuing Employee immediately prior to the Effective Time, and (iii) is unexpired, unexercised, outstanding immediately prior to the Effective Time and, for the avoidance of doubt, has not been repriced and cancelled pursuant to the Repricing (after giving effect to any Benefits Waiver) (each such Company Option, a “Designated Option”) shall not be assumed by Acquirer and shall instead be cancelled in exchange for a payment by Acquirer of an amount in cash equal to the product of (i) the aggregate number of shares of Company Common Stock that were subject to such Designated Option, whether vested or unvested, multiplied by (ii) the excess, if any, of the Per Share Cash Consideration over the applicable per share exercise price of such Designated Option (the “Designated Option Payment” ). The payment of cash pursuant to this Section 1.3(a)(iii)(C) in exchange for Designated Options shall be subject to the same restrictions and vesting arrangements that were applicable to such Designated Options immediately prior to or at the Effective Time and no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment. Therefore, the Designated Option Payment in exchange for the Designated Options shall not automatically be payable by Acquirer at the Effective Time, and shall instead become payable by Acquirer on the date that such Designated Options would have become vested under the vesting schedule in place for such Designated Options at the Effective Time (subject to the restrictions and other terms of such vesting schedule (after giving effect to any Benefits Waiver)) and no vesting acceleration of Designated Option Payments shall occur by reason of the Merger or any subsequent event, such as termination of employment; provided that if such vesting conditions and terms are not satisfied and vesting ceases at any point after the Effective Time, Acquirer shall make no further Designated Option Payments and such remaining unvested Designated Option Payments will be forfeited. Acquirer shall make, or in its discretion shall cause the Surviving Corporation to make, all such required Designated Option Payments no later than the earlier of (1) fifteen Business Days following the date on which the corresponding Designated Option would have become vested under the service-based vesting schedule in place for such Designated Option at the Effective Time, and (2) the end of the calendar year in which the portion of the Designated Option vests; provided that Acquirer and the Surviving Corporation shall be entitled to deduct and withhold from such Designated Option Payment the required amount of withholding for Taxes pursuant to Section 1.9. The amount of cash each Company Optionholder holding a Designated Option is entitled to receive for such Designated Option shall be rounded to the nearest cent and computed after aggregating cash amounts for all Designated Options held by such Company Optionholder and will be reduced by any applicable payroll, income tax or other withholding Taxes. All amounts payable pursuant to this Section 1.3(a)(iii)(C) shall be paid without interest. The Company shall, prior to the Closing, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(iii)(C). Notwithstanding the foregoing, any Designated Option Payments made pursuant to this Section 1.3(a)(iii)(C) shall only be made to holders of Designated Options who have delivered a duly executed Designated Option Consent pursuant to the terms of Section 1.4(b) below.

(D) Unvested Company Options Held by Persons Other than Continuing Employees. Each Company Option that is (i) not a Cash-Out Option, (ii) held by a Person other than a Continuing Employee and (iii) unexpired, unexercised and outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Acquirer in the Merger. The Company shall, prior to the Closing, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(iii)(C).

(iv) Company Warrants. Each Company Warrant, whether vested or unvested, shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Acquirer in the Merger.

(b) Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c) Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e) Appraisal Rights. Notwithstanding anything to the contrary contained herein, Dissenting Shares (if any) shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL or the CCC. Each holder of Dissenting Shares who, pursuant to the DGCL or the CCC, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL or the CCC (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL or the CCC and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to such demands under the DGCL or the CCC. The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under the DGCL or the CCC, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 8.2, the payout of consideration under this Agreement to the Company Securityholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under the DGCL or the CCC) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under the DGCL or the CCC by any other Company Stockholder.

(f) Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(g) No Interest. Notwithstanding anything to the contrary contained herein, except as provided in the Escrow Agreement with respect to the cash amounts in the Indemnity Escrow Fund, no interest shall accumulate on any cash payable in connection with the consummation of the Merger and the other Transactions.

(h) General Release of Claims. Effective as of, and contingent upon, the Closing, and in partial consideration for receiving a portion of the Merger Consideration under this Agreement and for Acquirer entering into this Agreement, each Company Securityholder (for himself, herself or itself and on behalf of his, her or its heirs, legal representatives, successors and assigns) hereby (i) except as set forth in this Section 1.3(h), forever fully and irrevocably waives any and all defenses against, claims against, including any claims for contribution from, and other rights to recourse against, the Company, the Surviving Corporation and the Indemnified Persons based on any claim that the Company (or any predecessor thereof) engaged in any misrepresentation or breached any representation or warranty or that a representation or warranty of the Company was inaccurate when made, or that the Company breached or was in noncompliance with any covenants or other obligations given or made by, or terms agreed to by, the Company, in each case, in this Agreement or any Transaction Document, including the Spreadsheet and the Company Closing Financial Certificate irrespective of whether or not such Spreadsheet or Company Closing Financial Certificate, and the information contained therein and the calculations thereon or therein, are complete or deviate from the terms set forth in the Certificate of Incorporation or any other organizational documents of the Company (collectively, the “Waived Rights”); (ii) forever fully and irrevocably releases and discharges (A) the Company and the Surviving Corporation and their Affiliates and Representatives (in their capacities as such) (excluding, for the avoidance of doubt, Acquirer) (collectively, the “Company Released Parties”) from any and all Liabilities and claims, of any kind or nature, in law or equity, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, vested or contingent, suspected or unsuspected and whether or not concealed or hidden and however arising, whichever have or may have existed, or which do exist, that may now or hereafter at any time be made or brought against any Company Released Party and that relate to or arise out of any facts, matters or circumstances existing as of or prior to the Closing (collectively, the “Company Released Claims”), and (B) the Acquirer and its Affiliates and Representatives (in their capacity as such) (excluding for the avoidance of doubt, the Company Released Parties) (collectively, the “Acquirer Released Parties” and, together with the Company Released Parties, the “Released Parties”) from any and all Liabilities and claims, of any kind or nature, in law or equity, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, vested or contingent, suspected or unsuspected and whether or not concealed or hidden and however arising, whichever have or may have existed, or which do exist, that may now or hereafter at any time be made or brought against any Acquirer Released Party, in each case within this clause (B) only as relates in any way to (x) the Company Securityholder’s interest in the Company Capital Stock or Company Options, (y) the Company’s operations or (z) any relationship (written or oral) between such Company Securityholder or its Affiliates, on the one hand, and any of the Company Released Parties, on the other hand in connection with such Company Securityholder’s interest in or with the Company or this Agreement or any of the other Transaction Documents, or the transactions contemplated hereby or thereby, including the consummation of the Merger and the other transactions contemplated by this Agreement (within this clause (B), the “Acquirer Released Claims” and, together with the Company Released Claims, the “Released Claims”); and (iii) irrevocably covenants and agrees not to, directly or indirectly, assert any Released Claim or commence (or cause to be commenced) any Legal Proceeding against any Released Party based in whole or in part upon any Released Claim. For the avoidance of doubt, the Released Claims does not include claims made with respect to the payment of the Merger Consideration or the Per Share Merger Consideration, or any rights to continuing indemnification, exculpation or expense advancement to the extent provided under (A) the organizational documents of the Company (B) any indemnification agreement to which the Company Securityholder and the Company are parties or (C) any applicable policy of directors’ and officers’ insurance maintained by the Company. No Company Securityholder shall be entitled to contribution from, subrogation to or recovery against any Released Party with respect to any losses or Liabilities imposed on or incurred by any Company Securityholder in connection with any Released Claim. The Company Securityholders recognize that they may have claims of which they are totally unaware and unsuspecting, but that which they are nevertheless releasing and giving up by providing the general release set forth above and in the Company Securityholder’s Letter of Transmittal and Option Consent, as applicable. Notwithstanding anything to the contrary in this Section 1.3(h), the foregoing releases, waivers and covenants shall not apply to any (i) defenses, claims and other rights to recourse that may be asserted by any Company Securityholder to enforce (A) against Acquirer and the other Company Securityholders the rights of such Company Securityholder and (B) the obligations of Acquirer and the other Company Securityholders, in the case of each of clauses (A) and (B), under, but subject to the terms of, this Agreement, the Stockholder Agreement, the Letter of Transmittal and the other Transaction Documents, as the case may be; provided that, this clause (i) shall not permit any Company Securityholder to raise a defense against, make any claims against, including any claims for contribution from, or assert any other rights to recourse against, the Released Parties, or any of them, with respect to any Waived Right or any Released Claim (it being understood that each Company Securityholder shall not be precluded from enforcing any of its rights or defenses provided to or retained by it under, but subject to, this Agreement or from asserting a claim for breach by Acquirer of this Agreement, in each case, in accordance with the terms and conditions set forth herein) (ii) claims relating to regular salary earned by, benefits and/or unreimbursed expenses accrued but unpaid to, any Company Securityholder as of the Closing in his or her capacity as an employee of the Company as of the Closing, (iii) subject to the provisions contained in this Agreement, claims by any Company Securityholder (if such Company Securityholder is a current or former director or officer of the Company) pursuant to the Certificate of Incorporation, the Bylaws, any indemnification agreement between the Company and such Company Securityholder that is set forth on the Company Disclosure Letter, or any current or former director’s and officer’s insurance policy or other fiduciary insurance policy maintained by the Company or the Surviving Corporation for the benefit of the Company Securityholder (if the Company Securityholder is a current or former director or officer of the Company) for indemnity, insurance benefits or reimbursement of expenses arising out of any claim brought against such Company Securityholder (if the Company Securityholder is a current or former director or officer of the Company) in his capacity as a director or officer of the Company, (iv) claims relating to amounts owed under any independent consultant, contractor or advisor agreement set forth on the Company Disclosure Letter to this Agreement but only if such amounts are Transaction Expenses or taken into account in the calculation of Company Net Working Capital, (v) any defenses, claims and other rights to recourse of the Company Securityholders that are necessary to enable the Securityholders’ Agent or such Company Securityholder to defend any claim for indemnification asserted by an Indemnified Person pursuant to this Agreement, including with respect to the release of the Indemnity Escrow Fund; provided that, this clause (v) shall not permit any Company Securityholder or the Securityholders’ Agent to raise a defense against, make any claims against, including any claims for contribution from, or assert any other rights to recourse against, the Released Parties, or any of them, with respect to any Waived Right or any Released Claim (it being understood that the Company Securityholder shall not be precluded from enforcing any of its rights or defenses provided to or retained by it under, but subject to, this Agreement or from asserting a claim for breach by Acquirer of this Agreement, in each case, in accordance with the terms and conditions set forth herein), (vi) other than with respect to any Waived Rights or any Released Claim that is released, discharged or the subject of a covenant or agreement not to assert such Waived Right or Released Claim or commence a Legal Proceeding based in whole or in part on such Waived Right or Released Claim, claims which may not be waived as a matter of Applicable Law, and (vii) defenses, claims and other rights to recourse of any Company Securityholder that are not related in any way to the Company or its businesses or operations, this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby. It is understood that if there is any conflict (other than with respect to validity and/or enforceability) between the release and discharge provided by a Company Stockholder in a Stockholder Agreement, and the general release set forth in this Section 1.3(h) or in the Letter of Transmittal, the release set forth in the Stockholder Agreement shall control to the extent of such conflict, and the general release above and in the Letter of Transmittal shall not be enforced against such Company Stockholder to the extent of any such conflict. It is further understood and agreed that all rights under Section 1542 of the Civil Code of California and any similar law are hereby expressly waived by each Company Securityholder. Said section reads as follows:

“CERTAIN CLAIMS NOT AFFECTED BY GENERAL RELEASE. A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

1.4 Payment Procedures.

(a) Surrender of Certificates.

(i) As soon as reasonably practicable after the Closing Date, to the extent not previously delivered, Acquirer shall mail, or cause to be mailed, a letter of transmittal in customary form together with instructions for use thereof in substantially the form attached hereto as Exhibit J (the “Letter of Transmittal”) to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time. The Letter of Transmittal shall specify delivery instructions for the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (the “Certificates”) and shall include an agreement to be bound by the provisions of Section 1.5 and Article VIII and agree to release the Company and the Surviving Corporation from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates, the Merger and/or the Transactions.

(ii) As soon as reasonably practicable after the Closing, Acquirer shall cause to be deposited with JPMorgan Chase, N.A. or other bank or trust company as Acquirer may choose in its discretion (the “Paying Agent”) the portion of the Merger Consideration payable to Company Stockholders pursuant to Section 1.3(a)(i) in respect of their shares of Company Capital Stock, subject to Section 1.3(a)(ii) and Section 1.4(c).

(iii) As soon as reasonably practicable after the date of delivery to the Paying Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive, subject to any Equity Agreement and Section 1.3(a)(ii), the amount of cash that such holder has the right to receive pursuant to Section 1.3(a)(i) in respect of such Certificate, less such Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount and the Expense Fund Amount and (B) such Certificate shall be cancelled.

(iv) Upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent to pay, subject to any applicable Equity Agreement and Section 1.3(a)(ii), to each Company Stockholder by check or wire transfer of same-day funds the aggregate amount of cash payable to such Indemnifying Holder pursuant to Section 1.3(a)(i), less such Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount and the Expense Fund Amount, other than in respect of Dissenting Shares to holders thereof, as promptly as practicable following the submission of a Certificate to the Paying Agent and a duly executed Letter of Transmittal by such Indemnifying Holder.

(v) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer or the Paying Agent, the payment of any reasonable fees and the posting by such Person of a bond in such reasonable amounts as Acquirer may direct as indemnity against any claim that may be made against it with respect to such document, the Paying Agent will pay in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a)(i) in respect of their shares of Company Capital Stock, less the applicable portion of such Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount and the Expense Fund Amount.

(b) Surrender of Cash-Out Options and Designated Options. Acquirer shall, within 15 days following the Closing Date, cause the Option Payments to be paid to each Company Optionholder holding Cash-Out Options, less an amount in cash equal to (i) such Company Optionholder’s Pro Rata Share of the Indemnity Escrow Amount plus (ii) such Company Optionholder’s Pro Rata Share of the Expense Fund Amount (the “Closing Cash-Out Payment”), through Acquirer’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes; provided that such payment to such Company Optionholder shall be made only if such Company Optionholder shall have delivered a duly executed Option Consent prior to the Closing Date; provided, further, however, that in the event such Company Optionholder delivers a duly executed Option Consent after the Closing Date and prior to the end of the calendar year of the Closing, Acquirer shall cause such Closing Cash-Out Payment to be paid to such Company Optionholder not later than the earlier of (i) the second regularly scheduled payroll date following delivery of such executed Option Consent, and (ii) the end of the calendar year of the Closing. Designated Option Payments to a Company Optionholder holding Designated Options shall be made only if such Company Optionholder shall have delivered a duly executed Designated Option Consent prior to the Closing Date.

(c) Indemnity Escrow and Expense Fund Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Indemnifying Holder’s applicable portion of the Merger Consideration payable to such Indemnifying Holder solely pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), Section 1.3(a)(iii)(A) and Section 1.3(a)(iv) such Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount and the Expense Fund Amount. For the avoidance of doubt, the full amount of each Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount and the Expense Fund Amount shall, to the maximum extent possible, be funded out of and reduce the amount that such Indemnifying Holder would otherwise be paid on the Closing Date or within 30 days after the Closing Date and not subject to Repurchase Rights or other restrictions. Any Unvested Cash so placed in the Indemnity Escrow Fund shall vest prior to any Unvested Cash not placed in the Indemnity Escrow Fund. The Indemnity Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Indemnifying Holders under Section 1.6(h) and Article VIII, and shall be held and distributed in accordance with Section 1.6(h) and Section 8.1. The adoption of this Agreement and the approval of the principal terms of the Merger by the Company Stockholders shall constitute, among other things, approval of the Indemnity Escrow Amount and the Expense Fund Amount, the withholding of the Indemnity Escrow Amount and the Expense Fund Amount by Acquirer and the appointment of the Securityholders’ Agent in accordance with the terms and conditions of this Agreement.

(i) Absent a change in applicable law following the date hereof or a determination within the meaning of Section 1313(a) of the Code, for U.S. federal income tax purposes, no party hereto shall take any action or filing position inconsistent with the following characterization: the portion of the Indemnity Escrow Amount allocable to the Company Optionholders holding Cash-Out Options is not intended to be compensation or wages, or subject to withholding as such, unless and until such portion (or any part thereof) is distributed to the persons who held Cash-Out Options immediately prior to the Effective Time.

(d) Transfers of Ownership. If any cash amount payable pursuant to Section 1.3(a) is to be paid to a Person other than the Person to which the Certificate or Company Option surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Certificate or Company Option shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate or Company Option, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(f) Unclaimed Consideration. Each holder of a Certificate or Company Option who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for such holder’s claim, only as a general unsecured creditor of Acquirer, to any portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such Certificate or Company Option. Notwithstanding anything to the contrary contained herein, if any Certificate or Company Option has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such Certificate or Company Option would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate or Company Option shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.5 No Further Ownership Rights in the Company Capital Stock or Company Options. The applicable portion of the Merger Consideration paid or payable following the surrender for exchange of the Certificates and Company Options in accordance with this Agreement shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or issuable pursuant to such Company Options, and there shall be no further registration of transfers on the records of the Surviving

Corporation of shares of Company Capital Stock or Company Options that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document or instrument representing a Company Option is presented to the Surviving Corporation for any reason, such Certificate or Company Option shall be cancelled and exchanged as provided in this Article I.

1.6 Company Net Working Capital Adjustment.

(a) Pursuant to Section 5.13, the Company shall deliver the Company Closing Financial Certificate to Acquirer not later than three Business Days prior to the Closing Date.

(b) Within 90 days after the Closing, Acquirer may object to the calculation of Company Net Working Capital included in the Company Closing Financial Certificate (the “NWC Calculations”) by delivering to the Securityholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Net Working Capital and the amount by which Company Net Working Capital as calculated by Acquirer differs from Company Net Working Capital as set forth in the Company Closing Financial Certificate, in each case together with supporting documentation, information and calculations (which shall include an itemized list of the elements of Company Net Working Capital).

(c) The Securityholders’ Agent may object to the calculation of Company Net Working Capital set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 20 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Securityholders’ Agent on behalf of the Indemnifying Holders.

(d) If the Securityholders’ Agent timely provides the Notice of Objection, then Acquirer and the Securityholders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Holders.

(e) If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Securityholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Securityholders’ Agent shall engage Ernst & Young LLP or, if such firm is not able or willing to so act, another auditing firm reasonably acceptable to both Acquirer and the Securityholders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Securityholders’ Agent and the NWC Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Indemnifying Holders, and the Reviewing Accountant shall provide Acquirer and the Securityholders’ Agent with a calculation of Company Net Working Capital in accordance with such determination.

(f) After the Company Net Working Capital is finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Net Working Capital”), the Merger Consideration shall be recalculated (as so recalculated, the “Final Merger Consideration”) using (I) the amount, if any, by which the Final Net Working Capital is greater than the Closing Net Working Capital Target in such calculation instead of the Closing Net Working Capital Surplus or (II) the amount, if any, by which Final Net Working Capital is less than the Closing Net Working Capital Target instead of the Closing Net Working Capital Shortfall. If the Final Merger Consideration is less than the Merger Consideration (such difference, the “Final Shortfall”), then the Indemnifying Holders hereby severally but not jointly indemnify and hold harmless Acquirer without any dispute by the Securityholders’ Agent, for the full amount of: (i) the Final Shortfall; and (ii) all fees, costs and expenses of the Reviewing Accountant to be paid by the Indemnifying Holders pursuant to Section 1.6(g)(ii) or Section 1.6(g)(iii), if any. If the Final Merger Consideration is greater than the Merger Consideration (such difference, the “Final Surplus”), the Acquirer shall promptly pay to the Indemnifying Holders in accordance with their Pro Rata Shares (i) the Final Surplus and (ii) all fees, costs and expenses of the Reviewing Accountant to be paid by the Indemnifying Holders pursuant to Section 1.6(g)(ii) or Section 1.6(g)(iii), if any.

(g) The fees, costs and expenses of the Reviewing Accountant shall be paid (i) by Acquirer in the event the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Acquirer NWC Notice (such difference, the “Acquirer’s Difference”) is greater than the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Notice of Objection (such difference, the “Securityholders’ Agent’s Difference”), (ii) by the Indemnifying Holders if the Acquirer’s Difference is less than the Securityholders’ Agent’s Difference or (iii) equally by Acquirer on the one hand, and the Indemnifying Holders on the other hand, if the Acquirer’s Difference is the same as the Securityholders’ Agent’s Difference.

(h) Acquirer’s right to indemnification pursuant to this Section 1.6 will not be subject to any of the limitations set forth in Article VIII. Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted under Applicable Law.

(i) For clarity, except as set forth in Sections 8.2(a)(iv), (v), (x), and (xiv), the process set forth in this Section 1.6 shall be the exclusive remedy of Parent and the Securityholders’ Agent for disputes related to the NWC Calculations, Acquirer NWC Notice, and Notice of Objection and amounts set forth therein.

1.7 Tax Consequences. Neither Acquirer nor Merger Sub makes any representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company, Affiliates or any Company Securityholder of this Agreement, the Merger and the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

1.8 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Company Securityholder when due, and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

1.9 Withholding Rights. Each of Acquirer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payments of cash pursuant to this Agreement to any Named Employee, any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options, Company Warrants or Certificates or other designated payee in a properly completed Letter of Transmittal, such amounts in cash as Acquirer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and remitted to or credited by the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company has and, since its inception has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board, (ii) the names of the members of each committee of the Board and (iii) the names and titles of the officers of the Company.

2.2 Capital Structure.

(a) The authorized Company Capital Stock consists solely of (i) 67,503,089 shares of Company Common Stock and (ii) 22,503,089 shares of Company Preferred Stock, of which 4,267,655 are designated as Company Series Seed Stock, 5,485,434 are designated as Company Series A Stock and 12,750,000 of which are designated as Company Series B Stock. A total of 11,841,354 shares of Company Common Stock, 4,267,655 shares of Company Series Seed Stock, 5,485,434 shares of Company Series A Stock and 12,466,429 shares of Company Series B Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date or the exercise of Company Warrants that are outstanding as of the Agreement Date. The Company holds no treasury shares. The Company owns no Equity Interests in any other Person. The Company does not own any treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable, (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Company Common Stock that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets are bound. The Company has not ever declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. To the knowledge of the Company, no Company Stockholder that is a limited partnership has any limited partners who are employees of Acquirer. Each share of Company Preferred Stock is convertible into shares of Company Common Stock on a one for one basis. All issued and outstanding shares of Company Capital Stock, all Company Options and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets are bound.

(b) As of the Agreement Date, the Company has reserved 6,941,021 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 4,803,275 shares are subject to outstanding and unexercised Company Options, and 156,760 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Common Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), whether the grant is immediately exercisable, the number of shares exercised (if any), the date of such exercise(s) (if any), the fair market value of the Company Common Stock on the date of any such exercise, the stock certificate number(s) resulting from any such exercise, section 83(b) filing date (if any), a description of terms of repurchase, the Company Optionholder’s termination date (if any), and the option cancellation date (if any), the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Company Optionholder. All Company Options listed on Schedule 2.2(b) of the Company Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify and will continue to so qualify as of immediately prior to the consummation of the Transactions. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Common Stock purchased under such Company Option) have been provided to Acquirer, and such Company Option Plans and Contracts have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or Contracts in any case from those provided to Acquirer. The terms of the Company Option Plans permit the treatment of the Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options.

(c) Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been provided to Acquirer, and such Company Warrants have not been amended or supplemented since being provided to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants.

(d) As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options and Company Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.

(e) No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f) There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company, on the one hand, and any Company Securityholder, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets are bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.

(g) As of the Closing, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options or Company Warrants owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options, Company Warrants or any other Equity Interests of the Company and (iii) the shares of Company Capital Stock, Company Options and/or Company Warrants disclosed in the Spreadsheet will be free and clear of any Encumbrances.

(h) Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or Equity Interests of the Company or (ii) other securities of the Company, that have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.

2.3 Authority; Non-contravention.

(a) Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) directed that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the principal terms of the Merger. The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) the holders of a majority of the outstanding shares of Company Common Stock (voting as a separate voting class) and (iii) the holders of 60% of the outstanding shares of Company Preferred Stock (voting as a separate voting class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the principal terms of the Merger under the DGCL, the CCC, the Certificate of Incorporation and the Bylaws, and any Contract with any of the Company Stockholders, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b) The execution and delivery of this Agreement and the other Company Transaction Documents, by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation or the Bylaws, in each case as amended to date, (B) any Contract of the Company or any Contract applicable to any material assets of the Company or (C) any Applicable Law.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law.

(d) The Company, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company will not be applicable to any of Acquirer, the Company or the Surviving Corporation, or to the execution, delivery, or performance of this Agreement or the Stockholder Agreement, or to the Transactions, the Company Stockholder Approval or the Requisite Stockholder Approval.

2.4 Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Acquirer its unaudited financial statements as of and for the fiscal years ended December 31, 2017, 2016 and 2015 and its unaudited financial statements for the six-month period ended June 30, 2018 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified, (iv) are true, correct and complete and (v) were prepared in accordance with GAAP, except for the absence of footnotes, applied on a consistent basis throughout the periods involved.

(b) The Company does not have any Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of June 30, 2018 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company does not have any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, the Company has not ever guaranteed any debt or other obligation of any other Person.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e) The accounts receivable of the Company (collectively, the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof within 60 days following the Agreement Date, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet or in the Company Closing Financial Certificate, as the case may be. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s past practice and are sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business consistent with past practice, (ii) represented or shall represent bona fide claims against debtors for sales and other charges and (iii) have been collected or are collectible in the book amounts thereof within 60 days following the Agreement Date, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and the Company’s past practice that are or shall be sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. None of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of Accounts Receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, such amounts of Accounts Receivable that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.

(f) The Company has established and maintains a system of internal accounting controls designed to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, the Company’s independent auditors and accountants and, to the knowledge of the Company, any current or former employee, consultant or director of the Company has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants, or directors of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. Neither the Company nor, to the knowledge of the Company, any Representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements. No attorney representing the Company, whether or not employed by the Company, has reported to the Board or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company its Representatives. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data. There has been no change in the Company’s accounting policies since the Company’s inception, except as described in the Financial Statements.

2.5 Absence of Changes. Since the Company Balance Sheet Date, (i) the Company has conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred any event that is material and adverse with respect to the Company, and (iii) the Company has not done, caused or permitted any action that would constitute a breach of Section 4.2 if such action were taken by the Company without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.

2.6 Litigation. There is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company, any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), and to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company, or any of its assets, or, to the knowledge of the Company, any of the Company’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or any of the Company’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) based upon: (i) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) breach by Company of any confidentiality or similar agreement entered into by the Company regarding its assets or (iii) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. The Company does not have any Legal Proceeding pending against any other Person.

2.7 Restrictions on Business Activities. There is no Contract or Order binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or proposed business practice of the Company before the consummation of the Merger, any acquisition of property by the Company or the conduct or operation of the Business or, excluding restrictions and other limitations on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.8 Compliance with Laws; Governmental Permits.

(a) The Company has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.

(b) The Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity pursuant to which the Company currently operates or holds any interest in any of its assets or properties or that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. The Company has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

(c) All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities laws, including the Securities Act and state “blue sky” laws.

2.9 Title to, Condition and Sufficiency of Assets; Real Property.

(a) The Company has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The assets and properties owned or otherwise leased by the Company (i) constitute all of the assets and properties that are necessary for the Company to conduct, operate and continue the conduct of the Business and (ii) constitute all of the assets and properties that are used in the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties, without (A) the need for Acquirer to acquire or license any other asset, property or Intellectual Property or (B) the breach or violation of any Contract to which the Company is a party.

(c) Schedule 2.9(c) of the Company Disclosure Letter identifies each parcel of real property leased by the Company. The Company has provided to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property. For clarity, this Section 2.9 does not apply to Company Intellectual Property, which is covered in Section 2.10.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company.

(ii) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company is a party or bound by, except for Contracts for Third-Party Intellectual Property licensed to the Company that is generally, commercially available software and (A) is not incorporated into or integrated with any Company Products or otherwise material to the Company, (B) has not been modified or customized by or for the Company and (C) is licensed for an annual fee under $1,000.

(iii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company, including the Company Registered Intellectual Property.

(iv) “Company Products” means all products or services designed, developed, produced, marketed, licensed, sold, offered for sale, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company.

(v) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents, utility models, and patent and utility model applications (including provisional applications), (B) registered trademarks, service marks, trade names, logos, and trade dress, applications to register trademarks, service marks, trade names, logos and trade dress, intent-to-use applications, or other registrations or applications related to trademarks, service marks, trade names, logos and trade dress, (C) registered industrial designs and applications to register industrial designs, (D) registered Internet domain names and (E) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by (whether legally or beneficially), the Company.

(vi) “Company Source Code” means, collectively, any software source code, code in a human-readable programming language or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code, code in a human-readable programming language or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(vii) “Company Websites” means all web sites owned, operated or hosted by the Company or through which the Company conducts the Business (including those web sites operated using the domain names listed in Schedule 2.10(c) of the Company Disclosure Letter.

(viii) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(ix) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark, service mark, trade name, logo, and trade dress registrations, trademark, service mark, trade name, logo and trade dress applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights or other rights related to works of authorship, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.

(x)“Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xi) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, technology, tools, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xii) “Standard Outbound Licenses” means nonexclusive end user terms of service entered into by end users of the Company Products in the ordinary course on the Company’s standard unmodified form of agreement (a copy of which has been provided to Acquirer).

(xiii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. The Company has full title and ownership (both legal and beneficial) of, or are duly licensed under or otherwise authorized to use, all Intellectual Property necessary for the conduct of the Business, free and clear of any Encumbrances, other than Permitted Encumbrances, and without any conflict with or infringement upon the rights of others. The Company Intellectual Property collectively constitutes all of the Intellectual Property necessary for Company’s conduct of, or that are used in or held for use for, the Business without: (i) the need for Acquirer to acquire or license any other Intellectual Property Rights and (ii) the breach or violation of any Contract. The Company has not transferred ownership of (whether legal or beneficial), or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right (whether legal or beneficial), title, interest, claim in or lien on any of the Company-Owned Intellectual Property (other than Permitted Encumbrances). The Company has not received notice of any claim or demand, nor has any legal or administrative proceeding been instituted (including an inter partes review, post grant review, covered business method proceeding, third party reexamination, or other procedure to challenge a patent) relating to the Company’s ownership (whether legal or beneficial), or the validity or enforceability, of any Company-Owned Intellectual Property, and to the knowledge of the Company, no such claim or demand or proceeding has been threatened and there is no substantial basis for any such claim or demand or proceeding.

(c) Company Registered Intellectual Property. Schedule 2.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made, the record owner thereof and all actions that are required to be taken by the Company within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), enforceable and subsisting. All registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, obtaining, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has provided to Acquirer or its counsel copies of all of the Company’s pending patent and utility model applications included in the Company Registered Intellectual Property.

(d) Company Products. Schedule 2.10(d) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company to third-party customers or are currently under development.

(e) No Assistance. At no time in the course of the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company, or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party, in each case in a manner that could adversely affect the Company’s rights in such Company-Owned Intellectual Property.

(f) Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide Acquirer or the Company with (A) an executed confirmatory assignment of Intellectual Property to the Company, or (B) such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent, trademark, copyright and industrial design or other type of applications, registrations or other filings, in each case, related thereto.

(g) Invention Assignment and Confidentiality Agreement. The Company has secured from all (i) current and former consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and (ii) named inventors of patents, utility models, and patent and utility model applications owned or purported to be owned by the Company (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and the Company has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Company-Owned Intellectual Property assignments from all current and former Authors and, in the case of patents, utility models and patent and utility model applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has provided to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and, in the case of patents, utility models and patent and utility model applications, the Company has provided to Acquirer copies of all such assignments.

(h) No Violation. No current or former employee, consultant, advisor or independent contractor of the Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company, or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, invention, software, design or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, invention, software, design or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i).

(i) Confidential Information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company, including Personal Data (“Confidential Information”). All current and former employees and contractors of the Company and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith. To the knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s possession, custody or control. There has not been any failure with respect to any of the computer systems, including software, used by the Company in the conduct of the Business that was not promptly and fully remedied in the ordinary course of business. To the knowledge of the Company, there has been no breach of confidentiality obligations on the part of the Company or, to the knowledge of the Company, with respect to Confidential Information by any third party.

(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. The Company has not brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. The Company does not have any Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s import or use of any product, device, process or service used in the Business as previously conducted and currently conducted by the Company and any product, device, process or service currently in development by the Company, has not, does not, and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement (including any rules or policies incorporated into any terms of service, click-through agreement or any other agreement legally binding the Company) applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company conducts the Business or in which Company Products are imported, manufactured, marketed, distributed, used, licensed or sold and there is no basis for any such claims. The Company has not been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company-Owned Intellectual Property or Company Product is subject to any Legal Proceeding, Order, or settlement agreement that restricts in any manner the use, transfer or licensing thereof by the Company, or that may affect the validity, use or enforceability of any Company Intellectual Property. The Company has not sought or received any opinion of counsel regarding any actual or potential infringement or misappropriation of any Third-Party Intellectual Property arising from or relating to design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or Company-Owned Intellectual Property or the operation of the Business, as previously or currently conducted, or as currently proposed to be conducted.

(k) Licenses; Agreements.

(i) The Company (A) has not granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property, or (B) is not bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property, in each case, outside of Standard Outbound Licenses.

(ii) The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property or any other property or rights, other than (A) “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000 or less and are not incorporated into or integrated with, or directly used in the development of, the Company Products and (B) consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Acquirer.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) each such agreement is valid and subsisting and has, where required, been duly recorded or registered;

(ii) the Company is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv) at and after the Closing, the Surviving Corporation (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;

(v) to the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope or validity of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;

(vi) no Company Intellectual Property Agreement requires the Company to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(viii) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;

(ix) the Company has obtained valid, written, non-terminable (other than for cause) licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company with any of the Company Products; and

(x) no third party that has licensed Intellectual Property Rights to the Company has ownership or license rights to improvements or derivative works made by the Company in the Third-Party Intellectual Property that has been licensed to the Company.

(m) Non-Contravention. Neither the execution and performance of this Agreement, or the consummation of the Transactions, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.

(n) Company Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software. Schedule 2.10(o) of the Company Disclosure Letter identifies all Open Source Materials incorporated into, bundled or integrated with or used by any Company Products or in the conduct of the Business, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) incorporated Open Source Materials into, or bundled or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) licensed or distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i) or (ii), creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, publication, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed, licensed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) restricted in the ability to charge for the licensing, distribution, or use).

2.11 Information Technology.

(a) Status. Material details of the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that is or has been used in the Business (collectively, the “ICT Infrastructure”) and any security and disaster recovery arrangements relating thereto have been made available to Acquirer. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Acquirer. The ICT Infrastructure that is currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business with regard to information and communications technology, data processing and communications. The ICT Infrastructure is: (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with best industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by adequate security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.

(b) No Faults. The Company has not experienced, and no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of: (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise that was not and would not be promptly and fully remedied in the ordinary course of business or (B) a breach of security in relation to any part of the ICT Infrastructure.

(c) ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no Contract (including any Contract for Third-Party Intellectual Property) that relates to the ICT Infrastructure has been the subject of any breach by the Company or, to the Company’s knowledge, any other Person, and the Company has not (A) waived any breach thereof by any other Person, (B) received any notice of termination of any such Contract and (C) is aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).

(d) Source Code Access. Software that is subject to a Contract for Third-Party Intellectual Property is protected by a written source code escrow agreement that entitles the Company to access such source code in the event of certain specified circumstances (including the insolvency of the supplier) and relevant up-to-date source code has been placed in escrow in accordance with such agreement.

2.12 Privacy and Personal Data.

(a) As used in this Agreement, the following terms have the meanings indicated below:

(i) “Data Protection Legislation” means all Applicable Law and legislation worldwide, in all jurisdictions, relating to data privacy, data protection, the recording, interception and monitoring of communications, direct marketing, emails, text messages, and telemarketing including, without limitation, the EU Data Protection Directive 95/46/EC prior to May 25, 2018, the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, repealing Directive 95/46/EC as of May 25, 2018, the California Online Privacy Protection Act of 2003, the California Invasion of Privacy Act, the Personal Information Protection and Electronic Documents Act, and any analogous legislation in any part of the world;

(ii) “Personal Data” means a natural Person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law. The terms “process,” “processor” and “controller” shall have the meaning set forth under Applicable Law.

(b) Privacy. With respect to the Personal Data of employees, directors, consultants, contractors, prospects, customers, service providers, partners, agents, and any other individual whose data the Company has collected (the “data subjects”), the Company has complied with all Applicable Law and with its privacy policies whether applicable internally or published on the Company’s website when collecting and processing such data. The Company has entered into Contracts with all third party suppliers, vendors, contractors, and other agents, that have been given access to the Personal Data for which the Company acts as a controller that specify their obligations as a data processor in compliance with Applicable Law. The execution, delivery and performance of this Agreement by the Company will comply with Data Protection Legislation and with the Company’s privacy policies.

(c) Records of Processing. Schedule 2.12(c) of the Company Disclosure Letter identifies the Company’s representative for data privacy issues and concerns, describes the databases or other locations containing (in whole or in part) Personal Data maintained by or for the Company at any time (the “Company Databases”), the categories of data subjects and categories of Personal Data in each such database, the means by which the Personal Data was collected, the purposes for which the Personal Data was collected, the third parties that have access to the Personal Data and the geographic location of those third parties (for purposes of determining whether there is a cross-border transfer of the Personal Data), and the time limits for erasure of the different categories of Personal Data.

(d) Data Security. Schedule 2.12(d) details the security policies that have been adopted and maintained with respect to each such Company Database. No breach, security incident or violation of any such security policy by the Company has occurred and none has been threatened in writing or, to the Company’s knowledge, is otherwise threatened, and, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases. No circumstance has arisen in which: (A) Data Protection Legislation would require the Company to notify a Governmental Entity of a data security breach or security incident or (B) applicable guidance or codes of practice promulgated under Data Protection Legislation would recommend the Company notify a Governmental Entity of a data security breach or security incident.

(e) Compliance. In respect of all and any Personal Data processed by the Company, the Company has not received and has not had served on it any written notice or communication of any kind pursuant to any part of the Data Protection Legislation and has not received any written communication, notice or allegation from any Person (including any data protection regulator, any data subject or any data controller) alleging breach of any Data Protection Legislation or complaining about the Company’s use of Personal Data.

2.13 Company Websites. To the Company’s knowledge as of the Agreement Date, no domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company. The contents of any Company Website and all transactions conducted over the Internet by the Company comply with Applicable Law and codes of practice in any applicable jurisdiction.

(a) Standards Bodies. The Company is not now, nor has ever been, a member of or a contributor to any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property. The Company does not have a current obligation to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of Company’s or any other Person’s membership in, or contributions to, any industry standards body or any similar organization.

2.14 Taxes.

(a) The Company has properly registered with the Tax Authority in each jurisdiction in which it is required to do so, and has properly completed and timely filed all Tax Returns required to be filed by it, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return). All Tax Returns were complete and accurate in all material respects and have been prepared in compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company.

(b) The Company has delivered or made available to Acquirer true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company for all Taxable periods remaining open under the applicable statute of limitations.

(c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. The Company does not have any Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Net Working Capital.

(d) There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made by any Governmental Entity responsible for the imposition of Taxes in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e) The Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(f) The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than by an agreement entered into in the ordinary course of business, the principal purpose of which is not the sharing, indemnification or allocation of Taxes), and the Company does not have any Liability or potential Liability to another party under any such agreement.

(g) The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could reasonably be expected to result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(h) The Company has not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i) Neither the Company nor any predecessor of the Company is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(j) The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.

(k) The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) or any voluntary disclosure agreement with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.

(l) The Company has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m) The Company has not received any private letter ruling from the IRS (or any comparable Tax ruling from any other Tax Authority).

(n) The Company is not a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(o) The Company is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(p) The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(q) The Company has provided to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company is in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions.

(r) The Company is not, and has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(s) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(t) The Company has (i) complied other than in immaterial respects with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(u) The Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code) (“PFIC”), or other entity the income of which is required to be included in the income of the Company.

(v) The Company has delivered or made available to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers, in each case in the Company’s possession. No payment to any Company Stockholder of any portion of the Merger Consideration payable pursuant to Section 1.3(a)(i) or Section 1.3(a)(ii) will result in compensation or other income to any Company Stockholder with respect to which Acquirer or the Company will be required to deduct or withhold any Taxes.

2.15 Employee Benefit Plans and Employee Matters

(a) Schedule 2.15(a) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party. Each such nonqualified deferred compensation plan to which the Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements, or is otherwise exempt from such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company is not under any obligation to gross up any Taxes under Section 409A of the Code.

(b) The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor Acquirer has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.

(c) No independent contractor was or will be considered as an employee of the Company by an applicable Tax Authority.

(d) Except as set forth on Schedule 2.15(d) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or any of its assets are bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Section 2.15(d) of the Company Disclosure Letter lists each Person (whether United States or foreign) who the Company reasonably believes as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. The Company has not ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

(e) Schedule 2.15(e) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than the Company Option Plan, all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(f) The Company has delivered to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents. The Company does not sponsor nor maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has provided to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has provided to Acquirer a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has provided to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing.

(g) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither the Company nor any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the U.S. Department of Labor. No Company Employee Plan is covered by, and neither the Company nor any ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or U.S. Department of Labor.

(h) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(i) Neither the Company nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(j) Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(k) No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.

(l) The Company is in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants and exempt/non-exempt), wages, hours, occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. The Company is not engaged in any unfair labor practice. The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. The Company does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(m) Each Company Employee Plan is in material compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “2010 Health Care Law”), to the extent applicable to such plan. The operation of each Company Employee Plan will not result in the incurrence of any material penalty to the Company pursuant to the 2010 Health Care Law, to the extent applicable to such plan. There is nothing that would create a reporting obligation or excise tax under 4980D of the Code.

(n) The Company has provided to Acquirer true, correct and complete copies of each of the following: (i) all offer letters, (ii) all employment agreements, (iii) all severance agreements and other termination agreements, (iv) all services agreements and agreements with consultants and/or advisory board members, (v) all confidentiality, non-competition or inventions agreements between current employees/consultants and the Company (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (vi) the most current management organization chart(s), (vii) all commission and bonus plans and any award agreements thereunder and (viii) a schedule of unpaid bonus commitments made to employees of the Company.

(o) The Company is not a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company does not have any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize its employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company nor, to the knowledge of the Company, any of its Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened.

(p) Schedule 2.15(p) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company (other than those agreements entered into with newly hired employees of the Company in the ordinary course of business consistent with past practice). To the Company’s knowledge, no employee of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the Company’s knowledge, no contractor of the Company is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.15(p) of the Company Disclosure Letter, no employee of the Company has given notice to the Company and, to the knowledge of the Company, no employee of the Company intends to terminate his or her employment with the Company. Except as set forth on Schedule 2.15(p) of the Company Disclosure Letter, the employment of each of the employees of the Company is “at will” (except for non-U.S. employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees. As of the Agreement Date, neither the Company nor, to the knowledge of the Company, any other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquirer following the Effective Time.

(q) Schedule 2.15(q)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all officers, directors and employees of the Company, showing each such individual’s name, position, date of hire, annual remuneration, status as exempt/non-exempt (as applicable), employing entity, city/country of employment, office location, manager name and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year, and work authorization status (including issued and pending visas and visa applications). Schedule 2.15(q)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors and, for each, (a) such individual’s compensation, (b) such individual’s initial date of engagement, (c) whether such engagement has been terminated by written notice by either party thereto and (d) the notice or termination provisions applicable to the services provided by such individual.

(r) There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s employees.

(s) The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(t) Except as required pursuant to or contemplated by an Offer Letter, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person. No amount paid or payable by the Company in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.

2.16 Interested-Party Transactions. None of the officers and directors of the Company and, to the knowledge of the Company, none of the other employees of the Company and any Company Stockholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets are bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Applicable Law.

2.17 Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.17 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.17 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the Agreement Date as well as all material claims made under such policies and bonds since inception. The Company has provided to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.18 Books and Records. The Company has provided to Acquirer true, correct and complete copies of each document that has been requested by Acquirer in connection with their legal and accounting review of the Company (other than any such document that does not exist or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has provided to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws, each as currently in effect, (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board, committees of the Board and the Company Stockholders, including any presentations and written materials provided thereto in connection with such proceedings, consents, actions and meetings, (iv) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and (v) all currently effective permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents. The minute books of the Company provided to Acquirer contain a true, correct and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date. The books, records and accounts of the Company (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (D) accurately and fairly reflect the basis for the Financial Statements.

2.19 Material Contracts.

(a) Schedules 2.19(a)(i) through (xxvii) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company is a party that are in effect on the Agreement Date (collectively, the “Material Contracts”):

(i) any Contract with a (A) Customer or (B) Significant Supplier;

(ii) any Contract providing for payments to the Company (or under which the Company has made or received such payments) in the period since the Company’s inception;

(iii) any Contract providing for payments by the Company (or under which the Company has made such payments) in the period since the Company’s inception in an aggregate amount of $10,000 or more per annum;

(iv) any dealer, reseller, distributor, referral, sales representative or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell the Company’s products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company;

(v) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(vi) any separation agreement or severance agreement with any current or former employees under which the Company has any on-going payment obligations or potential future payment obligations;

(vii) any Contract for or relating to the employment or service (other than at-will employment Contracts that do not provide for severance or other termination benefits) of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Common Stock or any other type of Contract with any of the Company’s directors, officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock, as the case may be;

(viii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictive covenants relating to the Company Products or Company-Owned Intellectual Property, (C) that, excluding restrictions and other limitations on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limits or would limit the freedom of the Company any of its successors, assigns or Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services, (D) containing any “take or pay,” minimum commitments or similar provisions or (E) that is set forth on Schedule 2.15(p) of the Company Disclosure Letter;

(ix) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or the assets of the Company or otherwise seeking to influence or exercise control over the Company;

(x) other than (A) licenses Open Source Materials, (B) “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000 or less and are not incorporated into or integrated with, or directly used in the development of, the Company Products and (C) employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form(s) of agreement, copies of which have been provided to Acquirer, all licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property;

(xi) any license, sublicense or other Contract pursuant to which any Person is authorized to manufacture, reproduce or use any Company Product or is otherwise granted a license under any Company-Owned Intellectual Property (other than Standard Outbound Licenses);

(xii) any license, sublicense or other Contract pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company-Owned Intellectual Property or, excluding Permitted Encumbrances, pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property;

(xiii) any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards group or association;

(xiv) any Contract providing for the development of any software, technology or Intellectual Property, independently or jointly, either by or for the Company (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard forms of agreement, copies of which have been provided to Acquirer);

(xv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company in the ordinary course of business consistent with past practice;

(xvi) any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xvii) any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company that is outside the ordinary course of business consistent with past practices;

(xviii) any settlement agreement with respect to any Legal Proceeding;

(xix) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions;

(xx) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter;

(xxi) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xxii) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xxiii) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxiv) any Contract for capital expenditures in excess of $5,000 in the aggregate;

(xxv) any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(xxvi) any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, or purchase of assets, or any Contract pursuant to which it has any ownership interest in any other Person; and

(xxvii) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b) All Material Contracts are in written form. The Company has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. The Company has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company does not have any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been provided to Acquirer at least three Business Days prior to the Agreement Date.

2.20 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.21 Anti-Corruption Law.

(a) Neither the Company nor any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) (i) The Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, (ii) there have been no false or fictitious entries made in the books and records of the Company relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) the Company has not established or maintained a secret or unrecorded fund or account.

(c) Neither the Company nor any of its directors or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.22 Environmental, Health and Safety Matters.

(a) The Company is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Company are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company with respect to Environmental, Health and Safety Requirements.

(b) The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company that are in the possession or control of the Company, each of which is identified in Schedule 2.22 of the Company Disclosure Letter.

2.23 Export Control Laws. The Company has conducted its export transactions in accordance in all respects with applicable provisions of U.S. export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the U.S. Department of Commerce and/or the U.S. Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Company represents and warrants that it has never shipped, delivered, transferred, or otherwise made any Company Products available for download outside the United States and Canada or to any foreign nationals located in the United States or abroad and as such has not obtained any export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) there are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to the absence of such Export Approvals, (iii) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims and (iv) no Export Approvals for the transfer of export licenses to Acquirer or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.24 Customers. The Company does not have any outstanding material disputes concerning any Company Products with any customer or distributor (each, a “Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Customer with respect to any Company Products. Each Customer is listed on Schedule 2.21 of the Company Disclosure Letter. The Company has not received any information from any Customer that such Customer shall not continue as a customer of the Company (or the Surviving Corporation or Acquirer) after the Closing or that such Customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer). The Company has not had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company.

2.25 Suppliers. The Company does not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the calendar year ended December 31, 2017 or the six months ended June 30, 2018, was one of the twenty largest suppliers of products and/or services to the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company with respect to any Significant Supplier and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company. Each Significant Supplier is listed on Schedule 2.22 of the Company Disclosure Letter. The Company has not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the knowledge of the Company, there is no reason why the Company will not continue to have such access on commercially reasonable terms.

2.26 Stockholder Notice. Neither the Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) will contain, as of the date of the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.27 Settlement Agreement.

(a) The Settlement Agreement has been duly executed and delivered by the parties thereto and constitutes the valid and binding obligations of the parties thereto enforceable against such parties in accordance with its terms.

(b) The Company and the Specified Persons are in compliance in all respects with the Settlement Agreement and, to the Knowledge of the Company, all other parties to the Settlement Agreement are in compliance in all respects with the Settlement Agreement. The Company has not received any written or oral notice of deficiency, liability, request for information, or assertion of liability or noncompliance with respect to the Settlement Agreement. The Company has paid all Settlement Agreement Payments, including all applicable interest, payable by the Company prior to the Closing in accordance with the terms of the Settlement Agreement.

(c) Upon the consummation of the Transactions, a total of $3,500,000 plus accrued interest until the Effective Date at the rate of 2.09%, compounded annually ($3,587,550.16, assuming a Closing on August 9, 2018), will become due and payable by the Company to the Specified Persons (the “Remaining Settlement Payment”), and no other amounts will be due or owing by the Company or its Affiliates pursuant to the Settlement Agreement.

(d) There is no reasonable basis for the Specified Persons to claim they are entitled to any amounts from the Company or its indemnities other than the Remaining Settlement Payment and there is no reasonable basis for the Specified Persons to claim any interest in the assets or opportunities of the Company other than in their capacities as Company Stockholders.

(e) All amounts owing by the Company to parties to the Settlement Agreement (other than the Remaining Settlement Payment) has been has been paid prior to the Closing in accordance with the terms of the Settlement Agreement (“Defendant Indemnity Payments”).

(f) The Company is not, and will not be deemed to be, the successor to Agora Systems, LLC in any respect.

2.28 Representations Complete. None of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate delivered by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

3.2 Authority; Non-contravention.

(a) Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Merger or any of the other Transactions.

3.3 Stockholder Notice. None of the information supplied or to be supplied by Acquirer for inclusion in the Stockholder Notice or any amendment or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.4 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.5 Sufficient Funds. Acquirer shall have at the Closing sufficient funds to permit Acquirer or Merger Sub to consummate the Transactions occurring at and immediately following the Closing, including the Merger.

3.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquirer or Merger Sub.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of the Business; Notices. Except as expressly set forth in Schedule V, Schedule VI, and Section 5.20, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall:

(a) conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b) (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c) assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;

(d) maintain each of its leased premises in accordance with the terms of the applicable lease;

(e) promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(f) promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquirer (following the Effective Time) or the Company;

(g) promptly notify Acquirer of any inaccuracy in or breach of any representation, warranty or covenant of the Company herein; provided that the phrase “as of the Agreement Date” in any such representation or warranty shall be disregarded for such purpose; and

(h) to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article VI not to be satisfied.

For clarity, any actions taken by the Company in compliance with written instructions from Acquirer shall not be deemed a breach by the Company of this Section 4.1.

4.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, Schedule V, Schedule VI, and Section 5.20, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a) Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company (or, following consummation of the Merger, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Securityholders’ Agent to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current end users in the ordinary course of business consistent with past practice;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Board;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property (other than pursuant to employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form agreement, copies of which have been provided to Acquirer), or transfer to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);

(i) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose or permit the lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of the Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;

(l) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $5,000 individually or $10,000 in the aggregate;

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(q) of the Company Disclosure Letter);

(r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute or amend or terminate any settlement agreement in effect on the Agreement Date, including the Settlement Agreement;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(t) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(u) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(x) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(y) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.13 of the Company Disclosure Letter;

(z) Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and

(aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied).

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Board Recommendation, Stockholder Approval and Stockholder Notice.

(a) The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.

(b) The Company shall take all action necessary in accordance with this Agreement, the DGCL, the CCC, the Certificate of Incorporation and the Bylaws to obtain the Requisite Stockholder Approval. The Company’s obligation to obtain the Requisite Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Merger. The Company shall use its reasonable best efforts to obtain Written Consents executed by each Company Stockholder and to cause each such Company Stockholder to execute or join the Stockholder Agreement. Upon obtaining the Company Stockholder Approval or the Requisite Stockholder Approval, as applicable, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval, respectively, to Acquirer.

(c) Promptly (and in any case within seven days) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, (iii) the notice contemplated by Chapter 13 of the CCC, together with a copy of Sections 1300-1304 of the CCC and (iv) an information statement to the Company Stockholders in connection with the solicitation of their signatures to a Written Consent and the Stockholder Agreement. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger and (y) such other information as Acquirer and the Company may agree is required or advisable under the DGCL or the CCC to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under the DGCL or the CCC in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

5.2 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed a mutual non-disclosure agreement, dated as of February 18, 2016 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq. The Securityholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Securityholders’ Agent were a party thereto. With respect to the Securityholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Securityholders’ Agent after the Closing or relating to the period after the Closing.

(b) The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate.

5.4 Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

5.5 Third-Party Consents; Notices.

(a) Following consultation with Acquirer, the Company shall use all reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date).

(b) The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.

(c) The Company shall use all reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, Option Consents executed by all Company Optionholders that hold Cash-out Options and Designated Option Consents executed by all Company Optionholders that hold Designated Options.

(d) The Company shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, evidence reasonably satisfactory to Acquirer of (A) the Company’s receipt of all consents, waivers and approvals described in Schedule V (the “Required Consents”), and (B) the completion of the actions listed on Schedule VI (the “Required Actions”), as described therein. If requested by Acquirer, the Company shall use its reasonable best efforts to facilitate and participate in a joint discussion with the party described in item 3 of Schedule V (the “Applicable Counterparty”) prior to the Closing regarding continuing and/or revising the parties’ relationship following the Closing.

5.6 Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c) No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

5.8 Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 5.13, an excel workbook (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to other information reasonably requested by Acquirer or otherwise requested therein), as of immediately prior to the Closing:

(a) the names of all of Company Securityholders and their respective addresses, e-mail addresses;

(b) the number and type of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Company Securityholder and, in the case of outstanding shares, the respective certificate numbers;

(c) the number of shares of Company Capital Stock subject to and the exercise price per share in effect (if any) for each Company Option and Company Warrant;

(d) the vesting status and schedule with respect to Company Options, Company Warrants and Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto);

(e) for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price;

(f) the calculation of Fully-Diluted Company Stock, Per Share Cash Consideration and the Acquirer Stock Price;

(g) the calculation of aggregate cash amounts payable to each such Indemnifying Holder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), Section 1.3(a)(iii)(A) and Section 1.3(a)(iv) and in each case whether or not Taxes are required to be withheld therefrom;

(h) the vesting schedule with respect to the aggregate cash amounts payable to each Indemnifying Holder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), Section 1.3(a)(iii)(A) and Section 1.3(a)(iv), as set forth in the Equity Agreement and/or the Option Consent, as applicable, executed by such Indemnifying Holder;

(i) the calculation of each Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount and the Expense Fund Amount;

(j) the number of Company Options held by each Company Optionholder immediately prior to the Effective Time (including a breakdown of the number of Cash-Out Options held by such Company Optionholder), the Exchange Ratio used to calculate the number of Acquirer Common Stock shares issuable to such Company Optionholder in respect of his or her Company Options under Section 1.3(a)(iii)(B) and in each case applicable backup therefor and a calculation of the number of shares of Acquirer Common Stock into which each such Company Option will be convertible after assumption by Acquirer pursuant to the terms and conditions set forth in Section 1.3(a)(iii)(B) and the applicable exercise price for such Company Option after such assumption by Acquirer; and

(k) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

5.9 Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (a) at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing and (b) the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided in Section 1.6(g). At the Closing, Acquirer shall repay or cause to be repaid all Company Debt.

5.10 Employees.

(a) With respect to any employee of the Company who receives an offer of employment from Acquirer or the Surviving Corporation, the Company shall assist Acquirer with its efforts to enter into an offer letter and PIIA (if applicable) with such employee prior to the Closing Date. Notwithstanding anything to the contrary in the foregoing, with the exception of the Named Employees, none of Acquirer, Merger Sub and the Surviving Corporation shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 5.10, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company shall terminate the employment of each of those Company employees who (i) have not received an offer of continued employment with Acquirer or the Surviving Corporation prior to the Closing Date or (ii) have declined an offer of continued employment with Acquirer or the Surviving Corporation prior to the Closing Date (collectively, the “Designated Employees”), and the Company shall require such Designated Employees to execute a Separation Agreement as a condition to the receipt of any severance paid by the Company, and shall cause all unvested Company Options held by such Designated Employees to be terminated in accordance with their terms at the time of such termination.

(b) The Company shall ensure that, except for Company Options to be assumed by Acquirer at the Effective Time pursuant to Sections 1.3(a)(iii)(B), there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options or other securities under any circumstances other than as required to allow the conversion of the Company Preferred Stock into Company Common Stock.

(c) The Company shall use its commercially reasonable efforts to cause the delivery to Acquirer of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed by each Person who acquired Unvested Company Shares after the Agreement Date (or prior to the Agreement Date to the extent not previously provided by the Company), at or prior to the Closing, in each case together with evidence of timely filing of such election statement with the appropriate IRS Center.

(d) The Company shall obtain and deliver to Acquirer, at or prior to the Closing, a Benefits Waiver, executed by the Company and each Person listed on Schedule II and who might otherwise have, receive or have the right or entitlement to receive (i) any accelerated vesting of any Company Options or any Unvested Company Shares in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Acquirer following the Effective Time as a result of a resignation for “good reason” (or any comparable term) and/or (ii) any severance payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Acquirer following the Effective Time, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments and benefits referred to in clauses (i) and (ii) in connection with the Merger and any change in employment or service position with Acquirer or the Surviving Corporation following the Effective Time.

5.11 Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company Employee Plans intended to include a Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than five Business Days prior to the Closing Date that such 401(k) Plans shall not be terminated). The Company shall provide Acquirer with evidence that such Company Employee Plan(s) and the Company Option Plan have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to reasonable review and approval by Acquirer. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.

5.12 Export Control Classification Request. The Company shall assist Acquirer in completing a classification request for the Company Products to be submitted to the U.S. Bureau of Industry and Security prior to Closing.

5.13 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than three Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.13. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.

5.14 Tax Matters.

(a) Each of Acquirer, the Securityholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Securityholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b) The Company shall cause each Company Securityholder to further agree, upon Acquirer’s request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(c) Tax Returns. Acquirer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Company and its Subsidiaries for all Pre-Closing Tax Periods that are filed after the Closing Date and all such Tax Returns shall be prepared consistent with past practice of the Company except as otherwise required by any applicable Law. Acquirer and the Company and its Subsidiaries shall cooperate as necessary to effect the filing of any such Tax Return.

5.15 280G Stockholder Approval. Prior to the Closing, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.15.

5.16 Form S-8. Acquirer will use commercially reasonable efforts to cause the Acquirer Common Stock issuable upon exercise of the assumed Company Options for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8 in conjunction with the filing of Acquirer’s first periodic report on Form 10-Q following the Closing Date (assuming timely receipt of all documentation relating to the Company Options outstanding immediately prior to the Effective Time and all opinions and consents required for such registration statement) to be registered with the SEC, and will exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such assumed Company Options remain outstanding and will reserve a sufficient number of shares of Acquirer Common Stock for issuance upon exercise or settlement thereof. The Company and its counsel shall reasonably cooperate with and assist Acquirer in the preparation of such registration statement. The Form S-8 registration statement shall not cover the shares of Acquirer Common Stock subject to any Company Options that are held by Persons who are not Continuing Employees and do not become employees of Acquirer or one of its Affiliates at the Effective Time.

5.17 Audited Financials. The Company will use its reasonable best efforts before the Closing to cooperate with and assist Acquirer, including in connection with Acquirer’s efforts to prepare certain audited financial statements of the Company under Items 2.01 and 9.01 of Form 8-K, covering up to three years (the “Audited Financials” and/or obtain consent to the filing thereof prior to the Closing. The Company hereby acknowledges and agrees that $100,000 (the “Audit Costs”) of the costs and expenses incurred in connection with the preparation of the Audited Financials and obtaining consent to the filing thereof (including all fees, costs and expenses of the independent registered accounting firm and any consultants retained by the Company and its Subsidiaries and/or Acquirer and its Affiliates in connection with the preparation, audit and approval of the Audited Financials and the obtainment of consent to the filing thereof) shall be costs and expenses shall be borne by the Company and its securityholders.

5.18 Acquirer RSUs. Following the Closing Date, in accordance with Acquirer’s standard equity award policies, Acquirer will grant restricted stock units for up to the aggregate value of $1,790,000 to the Continuing Employees set forth on Schedule 5.18, in such actual amounts to be determined by Acquirer (the “5.18 RSUs”). Notwithstanding anything to the contrary set forth herein, all 5.18 RSUs shall (i) be issued solely to those Persons on Schedule 5.18 to whom Acquirer makes an offer of employment and in the amounts set forth in such allocation, (ii) will be subject to all of the terms and conditions set forth in Acquirer’s Amended and Restated 2015 Equity Inducement Plan, and in a restricted stock unit agreement to be entered into between the recipients of such 5.18 RSUs and (iii) vest over no more than four years.

5.19 Tail Insurance. Prior to the Effective Time, the Company shall purchase (a) an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail”) for the Company’s directors and officers in a form reasonably acceptable to Acquirer, which shall provide such directors and officers with coverage for six years following the Effective Time and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company; and (b) an extended reporting period endorsement under the Company’s existing errors and omissions insurance policy (the “E&O Tail”) in a form reasonably acceptable to Acquirer, which shall provide coverage for six years following the Effective Time and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured persons than the terms of, the cyber security insurance coverage currently maintained by the Company.

5.20 Option Repricing.

(a) Effective as of no later than two days prior to the Effective Time, the Company shall take all actions that are necessary to increase the per share exercise price of each Designated Option with the increased per share exercise price to be equal to a price that Acquirer reasonably determines is not less than the fair market value per share on such Designated Option’s date of grant (the “Repricing”). The Repricing shall be conducted in a manner that is consistent and compliant with IRS Notice 2008-113. All notices, consents, amendments, resolutions, agreements and other documentation in connection with the Repricing shall be subject to the reasonable review and approval of Acquirer.

(b) The Company shall attach a notice of “§ 409A Relief under Section IV of Notice 2008-113” to its 2018 federal Tax Returns notifying the IRS of the Repricing to correct Code Section 409A operational errors.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(c) Governmental Approvals. Acquirer, Merger Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

6.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending or threatened.

(d) No Legal Proceedings. No Governmental Entity or other Person shall have commenced or threatened in writing to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Surviving Corporation.

(e) No Intellectual Property Claims. No Person shall have commenced or threatened in writing to commence any Legal Proceeding (i) challenging or seeking the recovery of a material amount of damages in connection with a claim challenging the Company’s ownership of any material Company-Owned Intellectual Property, (ii) challenging the validity or enforceability of the Settlement Agreement or claiming a material breach thereof or (iii) claiming any material ownership of Equity Interests of the Company that is not set forth in Section 2.2 or Schedule 2.2 of the Company Disclosure Letter.

(f) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect that is continuing with respect to the Company.

(g) No Outstanding Securities. Other than shares of Company Capital Stock, Company Options and Company Warrants, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.

(h) Employees.

(i) (A) Each Named Employee shall have signed an Offer Letter, a PIIA, an Equity Agreement and a Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (B) each Offer Letter, PIIA and Benefits Waiver, if applicable, executed by a Continuing Employee other than a Named Employee shall continue to be in full force and effect and no action shall have been taken by any such Continuing Employee to rescind any of such agreements and (C) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing and such Designated Employees shall have executed a Separation Agreement in a form reasonably satisfactory to Acquirer.

(ii) Each of the VP Employees and no fewer than 75%, excluding the Named Employees and VP Employees, of the employees of the Company who have received offers of employment from Acquirer or the Surviving Corporation shall have remained continuously employed with the Company from the Agreement Date through the Closing and shall become Continuing Employees pursuant to the execution of an Offer Letter, a PIIA and a Benefits Waiver, if applicable, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.

(iii) (A) A contractor agreement shall have been duly executed by each Specified Contractor and each such contractor agreement shall be in full force and effect and (B) the Company shall have provided to Acquirer evidence reasonably satisfactory to Acquirer of the termination of service with the Company of each independent contractor, consultant and/or advisory board member of the Company other than the Specified Contractors effective no later than immediately prior to the Closing.

(i) Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the principal terms of the Merger shall have been duly and validly approved under the DGCL, the CCC, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, and the Stockholders Agreement shall have been executed or joined, by holders of outstanding Company Capital Stock representing at least 98% of all shares of Company Capital Stock outstanding as of immediately prior to the Closing and at least 98% of the voting power of all shares of Company Capital Stock outstanding as of immediately prior to the Closing, which, in each case, shall include each holder of outstanding Company Capital Stock who is party to the Settlement Agreement (collectively, the “Requisite Stockholder Approval”).

(j) Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.15.

(k) Completion of Pre-Closing Actions. The Company shall have completed the pre-Closing actions set forth on Schedule VII.

(l) Audited Financials. The Company has confirmed in writing that it reasonably expects that the audit and review of the Audited Financials can be completed and a Form 8-K/A can be filed by Acquirer within 75 days after the Closing.

(m) Repricing Consent. Each holder of a Designated Option shall have consented in writing, in form reasonably acceptable to Acquirer, to the Repricing of all Designated Options held by such holder, and the Repricing shall have been completed.

(n) Option Consents. An Option Consent from at least 95% of Company Optionholders that hold Cash-Out Options as of the Closing Date.

(o) Designated Option Consent. A Designated Option Consent from at least 95% of Company Optionholders that hold Designated Options as of the Closing Date.

ARTICLE VII

TERMINATION

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a) by mutual written consent duly authorized by Acquirer and the Board;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before the date that is 90 days following the Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the

“Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within ten (10) days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) the Company shall have breached Section 5.1 or Section 5.2 or (iii) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by each of the Consenting Stockholders within six hours following the execution of this Agreement; or

(e) by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses; Company Debt), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any intentional misrepresentation made by, or a willful breach of any covenant, agreement or obligation of, such party herein.

ARTICLE VIII

INDEMNITY ESCROW FUND AND INDEMNIFICATION

8.1 Indemnity Escrow Fund.

(a) At the Effective Time, Acquirer shall withhold each Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount from the Merger Consideration otherwise payable to such Indemnifying Holder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), Section 1.3(a)(iii)(A) and Section 1.3(a)(iv), and shall deposit the Indemnity Escrow Amount so withheld with the Escrow Agent (the aggregate amount of cash so held by the Escrow Agent from time to time, the “Indemnity Escrow Fund”), which Indemnity Escrow Fund shall be governed by this Agreement and the escrow agreement substantially in the form attached hereto as Exhibit K with such changes as Acquirer and the Securityholders’ Agent may agree in writing (the “Escrow Agreement”). The Indemnity Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Indemnifying Holders under Section 1.6(f) and (h) and this Article VIII. Subject to Section 8.4, the Escrow Agent shall hold the Indemnity Escrow Fund until 11:59 p.m. California time on the date (the “Escrow Release Date”) that is 18 months after the Effective Time. The Indemnifying Holders shall not receive interest or other earnings on the cash in the Indemnity Escrow Fund. Neither the Indemnity Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Indemnifying Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Indemnifying Holder, in each case prior to the distribution of the Indemnity Escrow Fund to any Indemnifying Holder in accordance with Section 8.1(b), except that each Indemnifying Holder shall be entitled to assign such Indemnifying Holder’s rights to such Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Fund by will, by the laws of intestacy or by other operation of law.

(b) Within five (5) Business Days following the Escrow Release Date, the Escrow Agent will distribute to each Indemnifying Holder such Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Fund less that portion of the Indemnity Escrow Fund that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Securityholders’ Agent on or prior to the Escrow Release Date in accordance with this Article VIII, which portion shall remain in the Indemnity Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. Any portion of the Indemnity Escrow Fund held by the Escrow Agent following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed by the Escrow Agent to the Paying Agent or Acquirer, as applicable, for distribution to the Indemnifying Holders within five (5) Business Days following resolution of such claims and in accordance with each such Indemnifying Holder’s Pro Rata Share of such portion of the Indemnity Escrow Fund.

8.2 Indemnification.

(a) Subject to the limitations set forth in this Article VIII, from and after the Closing, each Indemnifying Holder shall severally but not jointly indemnify and hold harmless Acquirer, Merger Sub and the Company and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, Liabilities, damages (including consequential (to the extent such consequential damages could be reasonably foreseeable), special (to the extent such special damages could be reasonably foreseeable), punitive (subject to Section 8.3(j)), exemplary (subject to Section 8.3(j)), and incidental damages, penalties, fines, costs and expenses), and the amounts of and/or paid or payable in respect of, any and all Liabilities and claims (including interest, penalties, Taxes, fees, costs and expenses, including the fees, costs and expenses paid in connection with the investigation, defense, enforcement and/or settlement of any of the foregoing and the reasonable fees, costs and expenses of counsel, accountants, experts and other professionals), directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made by the Company herein or in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) to be true and correct (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate) delivered to Acquirer pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Acquirer;

(iii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein or in any other agreements contemplated by the Transaction Documents or the Merger;

(iv) any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate to the extent not taken into account in the calculation of Company Net Working Capital or Merger Consideration;

(v) any claim or Legal Proceeding initiated by any Person (A) arising out of or relating to the allocation or distribution of the Merger Consideration among the Company Securityholders (including whether or not such allocation or distribution is consistent with the Certificate of Incorporation) or any failure of the Spreadsheet or the Company Closing Financial Certificate or the information contained therein to be true and correct (to the extent not taken into account in the calculation of Company Net Working Capital or Merger Consideration), (B) arising out of or relating to the Company Options (including any Taxes related thereto, including any Taxes arising under or pursuant to Section 4999 of the Code), the Company Option Plan, any agreement between a Company Optionholder and the Company relating to any Company Option or (C) arising out of or relating to the allocation of any of the Indemnity Escrow Fund or the Expense Fund in respect of any of the foregoing;

(vi) the exercise of appraisal rights or dissenters’ rights with respect to the Merger by any holder of Dissenting Shares, to the extent that any such Liability, in the aggregate, exceeds the value of the amount that otherwise would have been payable by Acquirer pursuant to Section 1.3(a)(i) or Section 1.3(a)(ii) upon the exchange of such Dissenting Shares, including, for the avoidance of doubt, any fees, costs and expenses incurred by Acquirer or any of its Representatives or Affiliates relating to or in connection with the investigation, defense and/or settlement thereof;

(vii) any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Merger Consideration or any portion thereof, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors thereof) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests;

(viii) any matter set forth in Schedule 2.6 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 2.6 (Litigation) as of the Agreement Date or the Closing;

(ix) the Repricing;

(x) regardless of any matter set forth on the Company Disclosure Letter, any Pre-Closing Taxes to the extent not taken into account in calculating the Company Net Working Capital;

(xi) the reasonable attorneys’ fees and other fees, costs and expenses of the investigation, evaluation and defense of any claim or Legal Proceeding asserted by any Person that, if meritorious, would constitute or give rise to an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement, the Company Disclosure Letter or any certificate delivered by the Company or its officers in connection with the Closing;

(xii) (i) the Settlement Agreement, (ii) any failure to comply with the provisions of the Settlement Agreement, (iii) any matter arising out of or related to the same or similar circumstances and/or events described in the pleadings and other materials submitted in the lawsuit captioned Hullinger, et al. v. Anand, et. Al. in the United States District Court for the Central District of California, Case No. 15-CV-07185 SJO (FFM) or the Settlement Agreement, (iv) any claim against the Company by the Specified Persons, (v) any Taxes imposed upon or payable by the Company with respect to the Settlement Agreement, (vi) any Defendant Indemnity Payments, (vii) any Settlement Agreement Payments, and (viii) any claim that the Company is a successor in interest to Agora Systems, LLC;

(xiii) any failure to properly classify any employee of the Company as exempt or non-exempt or any individual as a consultant or independent contractor;

(xiv) any unpaid Transaction Expenses or Company Debt as of the Closing to the extent not taken into account in the calculation of Company Net Working Capital or Merger Consideration;

(xv) regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any Liability arising out of any claims: (A) brought against the current or former directors or officers of the Company that exceed the proceeds received by the Surviving Corporation with respect to such Liability under the D&O Tail or (B) brought by any current or former director or officer of the Company or any Company Securityholder or any Affiliate of such Company Securityholder, in each case, pursuant to the Certificate of Incorporation or Bylaws, any organizational documents of any predecessor of the Company, any indemnification agreement between such Company Securityholder and the Company, or any director’s and officer’s insurance policy or other fiduciary insurance policy maintained by the Company or the Surviving Corporation for the benefit of such Person for (I) indemnification of any kind, (II) receipt of insurance benefits or (III) reimbursement or advancement of expenses or other amounts (including rights of contribution), relief or remedy, in each case, arising out of any claim or Legal Proceeding brought against such current or former director or officer in his or her capacity as a director or officer of the Company (or any predecessors) or, in the case of a Company Securityholder, against such Company Securityholder or any Affiliate of such Company Securityholder in its, his or her capacity as an Affiliate or designating or appointing Person of such current or former director or officer;

(xvi) any breach by any Company Securityholder of, or any failure by any Company Securityholder to perform or comply with, any representation, warranty, covenant or agreement contained in a Stockholder Agreement, Option Consent or other Transaction Document;

(xvii) any failure to obtain the Required Consents (including the consent of the Applicable Counterparty) or take the Required Actions and any Indemnifiable Damages arising therefrom, and any Indemnifiable Damages that result as a consequence of actions of a third party resulting from such failure;

(xviii) the grant of the 5.18 RSUs;

(xix) any fraud, intentional misrepresentation or intentional or willful misconduct by or on behalf of the Company or such Indemnifying Holder.

(b) For purposes of this Article VIII, materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy in such representation or warranty, or a breach of such covenant, agreement or obligation, exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.

8.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim against the Indemnity Escrow Fund in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii) of Section 8.2(a) (other than claims arising out of, resulting from or in connection with (i) fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Indemnifying Holder or (ii) any failure of any of the Special Representations to be true and correct as aforesaid) unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than $500,000 (the “Basket”) has been delivered, in which case the Indemnified Person may make claims for indemnification, compensation and reimbursement and may receive cash from the Indemnity Escrow Fund for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages or claims therefor.

(b) If the Merger is consummated, the total Liability of an Indemnifying Holder for the indemnity obligations of each Indemnifying Holder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 8.2(a) shall be the Indemnity Escrow Amount, except (i) in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Indemnifying Holder and (ii) any failure of any of (A) the Designated Representations and/or IP Representations, or (B) the representations or warranties made by the Company in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the Designated Representations or the IP Representations (collectively, the “Special

Representations”) to be true and correct as aforesaid. For purposes of this Agreement: (i) “Designated Representations” shall mean the representations and warranties made by the Company in Section 2.1(a) (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-contravention), Section 2.9 (Title to, Condition and Sufficiency of Assets), Section 2.14 (Taxes), Section 2.15(a) through (d) (Employee Benefit Plans and Employee Matters), Section 2.22 (Environmental, Health and Safety Matters), and Section 2.27 (Settlement Agreement); and (ii) “IP Representations” shall mean the representations and warranties made by the Company in Sections 2.10 (Intellectual Property), 2.11 (Information Technology), 2.12 (Privacy and Personal Data), and 2.13 (Company Websites). In no event shall the IP Representations be deemed to include the representations and warranties made by the Company in Section 2.27 (Settlement Agreement) (the “Settlement Agreement Representations”).

(c) In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of any of the Special Representations to be true and correct as aforesaid or the matters listed in clauses (iii) through (xix) of Section 8.2(a) (collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Indemnity Escrow Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Indemnity Escrow Fund made by Indemnified Persons), or following the Escrow Release Date, each Indemnifying Holder shall have Liability for such Indemnifying Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary contained herein, (i) the total Liability of an Indemnifying Holder for Special Claims shall be limited to the aggregate amount of cash payable to such Indemnifying Holder pursuant to Section 1.3(a) (inclusive of the Indemnity Escrow Amount); provided that such Indemnifying Holder’s total Liability with respect to any failure of the IP Representations (or in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by such Section) to be true and correct as aforesaid shall be limited to 50% of the aggregate amount of cash payable to such Indemnifying Holder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), Section 1.3(a)(iii)(A) and Section 1.3(a)(iv) (inclusive of the Indemnity Escrow Amount), and (ii) any limitation of Liability in this Section 8.3(c) shall not apply in the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (xii), (xiii), (xvii) of Section 8.2(a) and in the case of fraud, intentional misrepresentation or willful misconduct (x) by or on behalf of the Company of which such Indemnifying Holder had actual knowledge after inquiry reasonable to the circumstances of such Indemnifying Holder or (y) by or on behalf of such Indemnifying Holder. Notwithstanding anything to the contrary set forth herein, the limits on Liability of the Indemnifying Holders with respect to any failure of the IP Representations (or in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by such Section) shall not apply to the failure of any of the Settlement Agreement Representations or clause (xii) of Section 8.2(a).

(d) Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Indemnity Escrow Fund pursuant to Special Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Special Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Special Claim are first satisfied from the Indemnity

Escrow Fund and such recovery fully depletes the Indemnity Escrow Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Indemnity Escrow Fund irrespective of the fact that the Indemnity Escrow Amount was used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e) If at any time after the Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Indemnity Escrow Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Indemnity Escrow Fund made by the Indemnified Persons), or the Escrow Release Date shall have occurred, and an Indemnifying Holder shall have Liability for Indemnifiable Damages pursuant to this Article VIII in respect of any Special Claims, then, in satisfaction of such Liability, Acquirer shall have the right, but not the obligation from time to time to offset and reduce the amount to be paid to such Indemnifying Holder after Closing pursuant to any Equity Agreement by up to the amount of such Liability.

(f) Notwithstanding anything to the contrary contained herein, (i) in no event shall any Indemnifying Holder have Liability for Indemnifiable Damages for (A) any inaccuracy in any representation or warranty made by another Indemnifying Holder in this Agreement, (B) breach of any covenant by any other Indemnifying Holder in this Agreement or (C) any fraud committed by any other Indemnifying Holder, except to the extent that such Indemnifying Holder participated in or had actual knowledge of such inaccuracy, breach or fraud, and (ii) in no event may any Special Claim be asserted against any Indemnifying Holder unless and until the Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Indemnity Escrow Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Indemnity Escrow Fund made by Indemnified Persons), except with respect to any fraud, intentional misrepresentation or willful breach by or on behalf of such Indemnifying Holder.

(g) Notwithstanding anything to the contrary contained herein, (i) no Indemnifying Holder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Surviving Corporation or any other Indemnified Person (based upon such Indemnifying Holder’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the Surviving Corporation with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 8.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i) and (ii) of Section 8.2(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII and (iv) no Indemnifying Holder shall be liable for the breach of any covenant of another Indemnifying Holder or any fraud, intentional misrepresentation or willful misconduct by or on behalf of any Person other than the Company or such Indemnifying Holder; provided that nothing herein shall limit the liability of an Indemnifying Holder for any fraud, intentional misrepresentation or willful misconduct (x) by or on behalf of the Company of which such Indemnifying Holder had actual knowledge after inquiry reasonable to the circumstances of such Indemnifying Holder or (y) by or on behalf of such Indemnifying Holder.

(h) All Indemnifiable Damages shall be calculated net of the amount of any actually recovered by an Indemnified Person prior to the Escrow Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.

(i) Notwithstanding any other provision of this Agreement, the Company is not making and shall not be construed to have made, and the Indemnifying Holders shall not have any liability or indemnification obligation with respect to the ability of Acquirer, the Surviving Corporation or any of their affiliates to utilize any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) in any Tax period or portion thereof (including any Straddle Period) beginning on or after the Closing Date. Notwithstanding any other provision of this Agreement, the Indemnifying Holders shall not have any liability or indemnification obligation for any Taxes of the Company (i) resulting from any election made under Section 338 of the Code with respect to the Merger; or (ii) resulting from any action taken by the Company after the Closing.

(j) Any claim for Indemnifiable Damages will be calculated without regard to any punitive or exemplary damages unless any such punitive or exemplary damages are actually awarded to a third party by a Governmental Entity.

8.4 Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims may be made (i) against the Indemnity Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 8.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. California time on the Escrow Release Date and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Special Claims (other than with respect to any of the IP Representations), shall commence at the Closing and terminate at 11:59 p.m. California time on the date that is 90 days following the expiration of the applicable statute of limitations; provided that the Claims Period for any failure of any of the IP Representations to be true and correct shall commence at the Closing and terminate at 11:59 p.m. California time on the date that is 90 days following the third anniversary of the Closing Date. Notwithstanding anything to the contrary contained herein, such portion of the Indemnity Escrow Fund at the Escrow Release Date as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Securityholders’ Agent on or prior to the Escrow Release Date shall remain in the Indemnity Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with fraud, intentional misrepresentation or willful misconduct shall not be limited.

8.5 Claims.

(a) From time to time during the Claims Period, Acquirer may deliver to the Securityholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating (to the extent known or reasonably anticipated) that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);

(ii) stating (to the extent known or reasonably anticipated) the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying (to the extent known) in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Securityholders’ Agent or the Indemnifying Holders are materially prejudiced thereby.

8.6 Resolution of Objections to Claims.

(a) If the Securityholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 20-day period following receipt of the Claim Certificate, then Acquirer shall reclaim an amount of cash from the Indemnity Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b) If the Securityholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 20-day period set forth in Section 8.6(a), Acquirer and the Securityholders’ Agent shall attempt in good faith for 60 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Securityholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Securityholders’ Agent. Acquirer shall be entitled to conclusively rely on any such memorandum and Acquirer shall reclaim an amount of cash from the Indemnity Escrow Fund in accordance with the terms of such memorandum.

(c) If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 60-day period, either Acquirer or the Securityholders’ Agent may bring an arbitration in accordance with the terms of Section 9.11 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Indemnifying Holders, and Acquirer shall be entitled to instruct the Escrow Agent to distribute to Acquirer an amount of cash from the Indemnity Escrow Fund in accordance therewith.

(d) Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Securityholders’ Agent (on behalf of the Indemnifying Holders) with respect to more than one-half of the amount in dispute, in which case the Indemnifying Holders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(e) Any portion of the Indemnity Escrow Fund held by the Escrow Agent following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed to the Indemnifying Holders within five Business Days following resolution of such claims and in accordance with each such Indemnifying Holder’s Pro Rata Share of such portion of the Indemnity Escrow Fund.

8.7 Securityholders’ Agent.

(a) By virtue of the approval of the Merger and this Agreement by the Indemnifying Holders and without any further action of any of the Indemnifying Holders or the Company, at the Closing, Fortis Advisors LLC shall be constituted and appointed as the Securityholders’ Agent. The Securityholders’ Agent shall be the exclusive agent and attorney in fact for and on behalf of the Indemnifying Holders to: (i) execute, as the Securityholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Indemnifying Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from the Indemnity Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Holder or necessary in the judgment of the Securityholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Holders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Holders (other than with respect to the payment of the Merger Consideration less the Indemnity Escrow Amount) in accordance with the terms hereof and in the manner provided herein, (viii) pursuant to Section 1.6, review, negotiate, object to, accept or agree to Acquirer’s calculation of Company Net Working Capital, and (ix) take all actions necessary or appropriate in the judgment of the Securityholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Securityholders’ Agent shall have no obligation to act on behalf of the Indemnifying Holders, except as expressly provided herein, in the Escrow Agreement and in the Securityholders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Securityholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Fortis Advisors LLC as the Securityholders’ Agent and treat such Securityholders’ Agent as the duly appointed attorney-in-fact of each Indemnifying Holder and has the duties, power and authority provided for in this Section 8.7. The Indemnifying Holders, and such Indemnifying Holder’s successors as if expressly confirmed and ratified in writing by such Indemnifying Holder, shall be bound by all actions taken and documents executed by the Securityholders’ Agent in connection with this Article VIII, the Escrow Agreement or the Securityholders’ Agent Engagement Agreement, and all defenses which may be available to any Indemnifying Holder to contest, negate or disaffirm the action of the Securityholders’ Agent taken in good faith under this Agreement, the Escrow

Agreement or the Securityholders’ Agent Engagement Agreement are waived. Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Securityholders’ Agent. The Person serving as the Securityholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Securityholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Indemnity Escrow Fund (or, in the event that there is no cash then held in the Indemnity Escrow Fund by the Indemnifying Holders collectively having a Pro Rata Share greater than 50%) upon not less than 30 days’ prior written notice to Acquirer. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholders’ Agent or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Securityholders’ Agent.

(b) Certain Indemnifying Holders have entered into an engagement agreement (the “Securityholders’ Agent Engagement Agreement”) with the Securityholders’ Agent to provide direction to the Securityholders’ Agent in connection with its services under this Agreement, the Escrow Agreement and the Securityholders’ Agent Engagement Agreement (such Indemnifying Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholders’ Agent Group”) shall be liable to any Indemnifying Holder for any act done or omitted hereunder, under the Escrow Agreement or under the Securityholders’ Agent Engagement Agreement as the Securityholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Indemnifying Holders shall severally but not jointly indemnify the Securityholders’ Agent Group and hold it harmless against any loss, Liability, claim, damage, fee, cost or expense (including fees, disbursements and costs of skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement incurred without gross negligence, willful misconduct or bad faith on the part of the Securityholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Securityholders’ Agent Engagement Agreement including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Securityholders’ Agent (collectively, the “Securityholders’ Agent Expenses”). If not paid directly to the Securityholders’ Agent by the Indemnifying Holders, such Securityholders’ Agent Expenses may be recovered by the Securityholders’ Agent first, from the Expense Fund, and second, from the portion of the Indemnity Escrow Fund otherwise distributable to the Indemnifying Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Indemnifying Holders according to their respective Pro Rata Share of such Securityholders’ Agent Expenses. The Indemnifying Holders acknowledge that the Securityholders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Securityholders’ Agent shall not be required to take any action unless the Securityholders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholders’ Agent against the costs, expenses and liabilities which may be incurred by the Securityholders’ Agent in performing such actions.

(c) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Securityholders’ Agent that is within the scope of the Securityholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Holders and their successors and shall be final, binding and conclusive upon each such Indemnifying Holder and its successors; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Holder. Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Securityholders’ Agent.

(d) Acquirer will withhold each Indemnifying Holder’s Pro Rata Share of $100,000 (the aggregate amount so withheld from all Indemnifying Holders, the “Expense Fund Amount”) from the portion of the Merger Consideration otherwise payable by Acquirer to such Indemnifying Holders pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), Section 1.3(a)(iii)(A) and Section 1.3(a)(iv) and pay such amount at Closing to the Securityholders’ Agent (the aggregate Expense Fund Amount held by the Securityholders’ Agent at any given time, the “Expense Fund”). The Expense Fund Amount shall be available for use by the Securityholders’ Agent in connection with the performance of the Securityholders’ Agent’s duties and obligations under this Agreement, the Securityholders’ Agent Engagement Agreement and the Escrow Agreement, and the Securityholders’ Agent shall pay any amounts remaining in the Expense Fund to Acquirer for distribution by Acquirer to the Indemnifying Holders in accordance with their respective Pro Rata Shares at such time as the Securityholders’ Agent determines to be appropriate. The Securityholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Securityholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations. The Indemnifying Holders shall not receive interest or other earnings on the Expense Fund Amount. For tax purposes, the Expense Fund Amount shall be treated as having been received and voluntarily set aside by the applicable Indemnifying Holders following the Effective Time. For the avoidance of doubt, no Indemnifying Holders shall have any rights in or claims to the Expense Fund Amount.

(e) The Securityholders’ Agent shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Holder or other party.

(f) The powers, immunities and rights to indemnification granted to the Securityholders’ Agent Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Holder of the whole or any fraction of his, her or its interest in the Indemnity Escrow Fund.

8.8 Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the costs and expenses incurred by Acquirer in connection with such defense, enforcement, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 8.2 regardless of whether it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter listed in Section 8.2). The Securityholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Securityholders’ Agent of a standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Acquirer in its sole discretion, the Securityholders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof); provided, however that except with the consent of the Securityholders’ Agent (or, in the event indemnification is being sought hereunder directly from an Indemnifying Holder, such Indemnifying Holder, and in each case such consent not to be unreasonably withheld, conditioned or delayed (it being understood and agreed that it shall be reasonable for the Securityholders’ Agent or Indemnifying Person, as applicable, to withhold such consent if it believes in good faith that there is not any underlying basis for indemnification with respect to such settlement or resolution)), no settlement or resolution of any such Third-Party Claim shall be determinative of the existence or the amount of Indemnifiable Damages resulting from, arising out of or relating to such Third-Party Claim against or settling such Third-Party Claims. In the event that the Securityholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Securityholders’ Agent shall have objected within 30 days after a written request therefor by Acquirer), or if the Securityholders’ Agent shall have been determined to have unreasonably withheld, conditioned or delayed its consent to the amount of any such settlement or resolution, neither the Securityholders’ Agent nor any Indemnifying Holder shall have any power or authority to object under this Article VIII to the amount of any claim by or on behalf of any Indemnified Person against the Indemnity Escrow Fund for indemnity with respect to such settlement or resolution.

8.9 Treatment of Indemnification Payments. Acquirer, the Securityholders’ Agent and the Indemnifying Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VIII as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants.

(a) If the Merger is consummated, the representations and warranties made by the Company herein, in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter), and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 18 months following the Closing Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, (i) the IP Representations will remain operative and in full force and effect until the date that is three years following the Closing Date and (ii) the Special Representations other than the IP Representations will remain operative and in full force and effect until the expiration of the applicable statute of limitations (as such statute of limitations pertains to the subject matter of such Special Representation, or to the ability of an Indemnified Person to make a claim relating to a breach of such Special Representation, as the case may be, whichever is later), in each case of clauses (i) and (ii) for claims against the Indemnifying Holders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such representations or warranties; provided, further, that no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Securityholders’ Agent on or prior to the expiration of such representations and warranties shall be affected by such expiration; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any fraud, intentional misrepresentation or willful misconduct until the expiration of the applicable statute of limitations.

(b) If the Merger is consummated, the representations and warranties made by Acquirer herein and in the other certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

9.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or electronic mail (in each case, if provided below and with automated or personal confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice); provided that with respect to notices deliverable to the Securityholders’ Agent, such notices shall be delivered solely via facsimile or electronic mail (in each case with automated or personal confirmation of receipt):

(i)	if to Acquirer or Merger Sub, to:

Imperva, Inc.

3400 Bridge Parkway

Redwood Shores, CA 94065

Attention: General Counsel

Facsimile No.: [omitted]

Telephone No.: [omitted]

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention:     [omitted]

Facsimile No.: [omitted]

Telephone No.: [omitted]

Email: [omitted]

(ii)	if to the Company, to:

Prevoty, Inc.

4079B Redwood Ave

Los Angeles, CA 90066

Attention: [omitted]

Email: [omitted]

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

One Bush Street, Suite 1200

San Francisco, CA 94104

Attention: [omitted]

Facsimile No.: [omitted]

Telephone No.: [omitted]

Email: [omitted]

(iii)	If to the Securityholders’ Agent, to:

Fortis Advisors LLC

Attention: Notices Department

Facsimile No.: [omitted]

Email: [omitted]

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

One Bush Street, Suite 1200

San Francisco, CA 94104

Attention: [omitted]

Facsimile No.: [omitted]

Telephone No.: [omitted]

Email: [omitted]

Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

9.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to”, “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrases “provided to Acquirer” or “made available to Acquirer” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the virtual data room established by the Company in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Acquirer or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to U.S. Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole U.S. cent.

9.4 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Securityholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Securityholders’ Agent.

9.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Securityholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Company Securityholders and/or the Securityholders’ Agent, signed by the Securityholders’ Agent and (III) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit the Indemnified Persons).

9.8 Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereto under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of either Acquirer or Acquirer’s ultimate parent without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to

Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.11 Arbitration; Submission to Jurisdiction; Consent to Service of Process.

(a) EXCEPT FOR CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY AND/OR CONFIDENTIAL INFORMATION OF ACQUIRER, ANY OF ITS SUBSIDIARIES OR THE COMPANY, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

(b) Subject to Section 9.11(a), the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Santa Clara, California. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

9.12 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

9.13 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.14 Consent to Representation; Conflict of Interest. If the Securityholders’ Agent so desires, acting on behalf of the Company Securityholders and without the need for any consent or waiver by the Company, Acquirer, or Merger Sub, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (“Gunderson”) shall be permitted to represent the Company Securityholders after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Gunderson shall be permitted to represent the Company Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction, or dispute (including any litigation, arbitration, or other adversary proceeding) with Acquirer, the Company, or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Acquirer, Merger Sub, and the Company further agree that, as to all communications among Gunderson and the Securityholders’ Agent and the Company Securityholders and their respective Affiliates that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the exception of client confidence belongs solely to Acquirer and the Surviving Corporation and may be controlled only by Acquirer and the Surviving Corporation. This right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession; provided, however, Acquirer agrees that after the Closing it will not search for and review any confidential communications that occurred prior to the Closing between Gunderson, on the one hand, and the Securityholders’ Agent, the Company Securityholders and their respective Affiliates, on the other hand, that solely relate to the Transactions and are in the possession and control of Acquirer or the Surviving Corporation following the Closing for the specific purpose of identifying unknown claims for indemnification pursuant to this Agreement without having an independent reason, concern or basis for reviewing such confidential communications.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

IMPERVA, INC.

By:	/s/ Mike Burns
Name:	Mike Burns
Title:	Chief Financial Officer

PAHLMEYER ACQUISITION SUB, INC.

By:	/s/ Mike Burns
Name:	Mike Burns
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

PREVOTY, INC.

By:	/s/ Julien Bellanger
Name:	Julien Bellanger
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

DEFINITIONS

As used herein, the following terms shall have the meanings indicated below:

“Acquirer Common Stock” means the common stock, par value $0.0001 per share, of Acquirer.

“Acquirer Stock Price” means the average daily closing sales price of Acquirer Common Stock as reported on Nasdaq for the 30 consecutive trading days ending one trading day prior to the Closing Date.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Business” means the business of the Company as currently conducted and as currently proposed to be conducted by the Company in its operating plan provided to the Acquirer.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“CCC” means the California Corporations Code.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Closing Net Working Capital Target exceeds Company Net Working Capital as set forth in the Company Closing Financial Certificate.

“Closing Net Working Capital Surplus” means the amount, if any, by which Company Net Working Capital exceeds the Closing Net Working Capital Target as set forth in the Company Closing Financial Certificate.

“Closing Net Working Capital Target” means $0.00.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital (including (A) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (C) an itemized list of each element of the Company’s consolidated current assets and (D) an itemized list of each element of the Company’s consolidated total current liabilities) and (ii) any Transaction Expenses that are incurred but unpaid.

“Company Common Stock” means the common stock, par value of $0.0001 per share, of the Company.

“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent and (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vii) appertaining to third parties. For clarity, this definition of “Company Debt” excludes deferred revenue of the Company.

“Company Net Working Capital” means (i) the Company’s consolidated total current assets as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet) less (ii) the Company’s consolidated total current liabilities as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet). For purposes of calculating Company Net Working Capital, the Company’s current assets shall (regardless of whether they would be treated as a current asset under GAAP as applied in the Company Balance Sheet) include cash and cash equivalents and exclude deferred Tax assets. For purposes of calculating Company Net Working Capital, the Company’s current liabilities shall (regardless of whether they would be treated as a current liability under GAAP as applied in the Company Balance Sheet) (A) include, without duplication, (I) all Pre-Closing Taxes, Taxes described in Section 1.8 and any other Liabilities of the Company for Taxes as of the Closing (including, for clarity, payroll taxes or other Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions including, for the avoidance of doubt, with respect to the Cash-Out Options but excluding any such payroll taxes or other Taxes that would reasonably give rise to a deduction to Acquirer or any of its Affiliates in a Tax period that begins after the Closing Date), whether or not such Liabilities for Taxes would be then due and payable, (II) all Liabilities for vacation, paid time off and performance or other bonuses accrued by or for the Company’s employees as of the Closing, (III) all Liabilities for change of control payments arising in connection with the Merger, this Agreement or the Transactions (for clarity, any “double-trigger” payments contingent on the occurrence of both the Merger, this Agreement or the Transactions and a subsequent event (e.g., termination of employment without cause) that do not actually become payable (e.g., because such subsequent event does not actually occur) will not constitute a Liability for a change of control payment under this definition of “Company Net Working Capital”) (B) exclude (I) all Liabilities for Transaction Expenses that are incurred but unpaid as of the Closing, (II) all Liabilities in respect of Settlement Agreement Payments, (III) all Liabilities included in Company Debt and (IV) all deferred revenue.

“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company.

“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Preferred Stock” means, collectively, the Company Series Seed Stock, the Company Series A Stock and the Company Series B Stock.

“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders and Company Warrantholders.

“Company Series A Stock” means the Series A Preferred Stock, par value of $0.0001 per share, of the Company.

“Company Series B Stock” means the Series B Preferred Stock, par value of $0.0001 per share, of the Company.

“Company Series Seed Stock” means the Series Seed Preferred Stock, par value of $0.0001 per share, of the Company.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the Surviving Corporation or one of their respective subsidiaries and who execute an Offer Letter, PIIA and Benefits Waiver, as applicable, and in the case of Named Employees, who also execute an Equity Agreement and a Non-Competition Agreement and, in each case, who accept employment to remain employees of the Surviving Corporation or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL or the CCC in connection with the Merger.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Escrow Agent” means JPMorgan Chase, N.A. acting in its capacity as an escrow agent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means (a) the Per Share Cash Consideration divided by (b) the Acquirer Stock Price.

“Fully-Diluted Company Stock” means the sum, without duplication, of (i) the aggregate number of vested shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Common Stock basis), (ii) the aggregate number of shares of Company Capital Stock that are issuable upon the exercise of vested Company Options, Company Warrants or other direct or indirect rights to acquire shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time, (iii) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time and (iv) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time. For the avoidance of doubt, “Fully-Diluted Company Stock” shall not include (i) unvested Company Options that will be assumed pursuant to Section 1.3(a)(iii)(B) or cancelled pursuant to Section 1.3(a)(iii)(D), (ii) Unvested Company Shares or (iii) Designated Options.

“GAAP” means U.S. generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Governmental Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal), in each case with legal jurisdiction over the applicable person or entity.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Indemnifying Holder” means (i) Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares), (ii) Company Optionholders holding Cash-Out Options and (iii) Company Warrantholders.

“Indemnity Escrow Amount” means an amount in cash equal to $21,000,000.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to the Company, in addition to the executive officers of the Company, the Named Employees; provided that any executive officer or Named Employee, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer or Named Employee, including his or her personal files, (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such executive officer’s or Named Employee’s employer that would reasonably be expected to be reviewed by an individual with the duties and responsibilities of such executive officer or Named Employee, (C) such knowledge could be obtained from reasonable inquiry of the persons charged with administrative or operational responsibility for such for such executive officer’s or Named Employee’s employer or (D) such knowledge could be obtained from reasonable inquiry of such executive officer’s or Named Employee’s direct subordinates or reports.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, equitable judicial orders, exclusion orders, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), Liabilities, business, prospects, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in GAAP (or the interpretation thereof) (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (D) the announcement, discovery or pendency of any of the transactions contemplated by this Agreement (including Acquirer’s future plans for the Company or the Business), (E) compliance with the terms of this Agreement or any action taken or failure to take action which Acquirer has consented to or requested, (F) acts of war, sabotage or terrorism or military actions (or any escalation or worsening thereof), (G) earthquakes, hurricanes, tornadoes, floods or other natural disasters, (H) any failure to meet financial projections, estimates or forecasts for any period (provided, that the underlying cause of such failure may, to the extent applicable, be considered in determining whether there has been a Company Material Adverse Effect), or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Merger Consideration” means (i) $140,000,000 in cash, less (ii) the Audit Costs, less (iii) an amount in cash equal to the Closing Net Working Capital Shortfall, if any, plus (iv) an amount in cash equal to the Closing Net Working Capital Surplus, if any, less (v) an amount in cash equal to Transaction Expenses that are incurred but unpaid as of the Closing, less (vi) an amount in cash equal to the Company Debt (excluding the Settlement Agreement Payments) that is unpaid as of the Closing and is not included in the calculation of Company Net Working Capital, less (vii) an amount in cash equal to the Settlement Agreement Payments, and less (viii) fifty percent of the aggregate Designated Option Payments.

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Per Share Cash Consideration” means (i) the sum of (A) the Merger Consideration and (B) the aggregate exercise price of the Cash-Out Options (as described in Section 1.3(a)(iii)(A)) and Company Warrants that are issued and outstanding as of immediately prior to the Effective Time divided by (ii) the Fully-Diluted Company Stock.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) nonexclusive end user terms of service entered into by Company in the ordinary course of business consistent with past practice, including Standard Outbound Licenses.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Pre-Closing Taxes” means any (i) Taxes of the Company for a Taxable period (or portion thereof) ending on or prior to the Closing Date and (ii) any Taxes of any other Person for which the Company is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date. For clarity, Pre-Closing Taxes includes any payroll taxes or other Taxes of the Company arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date. In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.

“Pro Rata Share” means, with respect to a particular Indemnifying Holder, a fraction, the numerator of which is the sum of the aggregate amount of cash that such Indemnifying Holder is entitled to be paid pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares) and the denominator of which is the aggregate amount of cash that all Indemnifying Holders are entitled to be paid pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares).

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Settlement Agreement” means that certain Settlement Agreement, dated as of June 5, 2017, as set forth in Section 2.24(a) of the Company Disclosure Letter.

“Settlement Agreement Payments” means (i) all amounts that will become due and payable by the Company in connection with the Transactions, whether before, at or after the Closing, and (ii) all amounts that have not yet become due and payable by the Company under the Settlement Agreement but could reasonably be expected to become due and payable by the Company in the future pursuant to the terms of the Settlement Agreement.

“Specified Persons” means the Persons set forth in Schedule 2.24(b) of the Company Disclosure Letter.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, escheat, unclaimed property, custom duty or other tax, business and occupation tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions, (including for the avoidance of doubt, this Agreement, the Letters of Transmittal, the Option Consents and the Spreadsheet, and each of the resignation letters, certificates and other agreements and documents referred to herein).

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with the Merger, this Agreement and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs, expenses, payments and expenditures of legal counsel and accountants (excluding fees, costs, expenses, payments and expenditures related to the preparation of the Audited Financials) and escrow agent costs, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all bonuses, redundancy, termination, severance or other obligations triggered by a change of control of the Company that are owed by the Company to its directors, advisors, employees and/or consultants in connection with the Merger that arose prior to the Closing but which are unpaid as of the Closing, and (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders paid for or to be paid for by the Company). For the avoidance of doubt, “Transaction Expenses” shall exclude all Liabilities in respect of the Settlement Agreement Payments that are taken into account in the calculation of the Merger Consideration.

“Unvested Company Shares” means shares of Company Common Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“VP Employees” means each of Barbara De Lury, Jack Marshall, Chris Prevost, Sharon Vardi, and George Vukcevich.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

2010 Health Care Law	2.15(m)
280G Stockholder Approval	5.15
401(k) Plan	1.2(b)(x)
5.18 RSUs	5.18
Accounts Receivable	2.4(e)
Acquirer	Preamble
Acquirer NWC Notice	1.6(b)
Acquirer Released Claims	1.3(h)
Acquirer Released Parties	1.3(h)
Acquirer’s Difference	1.6(g)
Advisory Group	8.7(b)
Agreement	Preamble
Agreement Date	Preamble
Applicable Counterparty	5.5(d)
Audit Costs	5.17
Audited Financials	5.17
Author	2.10(g)
Basket	8.3(a)

Benefits Waiver	1.3(a)(iii)(A)
Board	Recitals
Bylaws	1.2(b)(ii)
Cash-Out Option	1.3(a)(iii)(A)
Certificate of Incorporation	1.2(b)(ii)
Certificate of Merger	1.1(d)
Certificates	1.4(a)(i)
Claim Certificate	8.5(a)
Claims Period	8.4
Closing	1.1(c)
Closing Cash-Out Payment	1.4(b)
Closing Date	1.1(c)
COBRA	2.15(g)
Company	Preamble
Company Authorizations	2.8(b)
Company Balance Sheet	2.4(b)
Company Balance Sheet Date	2.4(b)
Company Databases	2.12(c)

Company Disclosure Letter	Article II
Company Employee Plans	2.15(e)
Company Intellectual Property	2.10(a)(i)
Company Intellectual Property Agreements	2.10(a)(ii)
Company Products	2.10(a)(iv)
Company Registered Intellectual Property	2.10(a)(v)
Company Released Claims	1.3(h)
Company Released Parties	1.3(h)
Company Source Code	2.10(a)(vi)
Company Stockholder Approval	2.3(a)
Company Voting Debt	2.2(e)
Company Websites	2.10(a)(vii)
Company-Owned Intellectual Property	2.10(a)(iii)
Confidential Information	2.10(i)
Confidentiality Agreement	5.3(a)
Consenting Stockholders	Recitals
controller	2.12(a)(ii)
Customer	2.24
D&O Tail	5.19
Data Protection Legislation	2.12(1)(i)
data subjects	2.12(b)
Defendant Indemnity Payments	2.27(e)
Designated Employees	5.10(a)
Designated Option	1.3(a)(iii)(C)
Designated Option Consent	1.2(b)(xxiii)
Designated Option Payment	1.3(a)(iii)(C)
Designated Representations	8.3(b)
E&O Tail	5.19
Effective Time	1.1(d)
Equity Agreement	Recitals
ERISA	2.15(e)
ERISA Affiliate	2.15(e)
Escrow Agreement	8.1(a)
Escrow Release Date	8.1(a)
Expense Fund	8.7(d)
Expense Fund Amount	8.7(d)
Export Approvals	2.23
Final Merger Consideration	1.6(f)
Final Net Working Capital	1.6(f)
Final Shortfall	1.6(f)
Final Surplus	1.6(f)
Financial Statements	2.4(a)
Government Contract	2.19(a)(xxvii)

Gunderson	9.14
ICT Infrastructure	2.11(a)
Indemnifiable Damages	8.2(a)
Indemnified Person	8.2(a)
Indemnity Escrow Fund	8.1(a)
Intellectual Property	2.10(a)(viii)
Intellectual Property Rights	2.10(a)(ix)
IP Representations	8.3(b)
Letter of Transmittal	1.4(a)(i)
Material Contracts	2.19(a)
Merger	Recitals
Merger Sub	Preamble
Named Employee	Recitals
New Litigation Claim	5.6
Non-Competition Agreement	Recitals
Notice of Objection	1.6(c)
NWC Calculations	1.6(b)
Offer Letter	Recitals
Open Source Materials	2.10(a)(x)
Option Consent	1.2(b)(xxii)
Option Payments	1.3(a)(iii)(A)
Parachute Payment Waiver	1.2(b)(xxiv)
Paying Agent	1.4(a)(ii)
Personal Data	2.12(a)(ii)
PFIC	2.14(u)
PIIA	Recitals
process	2.12(a)(ii)
processor	2.12(a)(ii)
Promised Option Waiver	1.2(b)(xxviii)
Proprietary Information and Technology	2.10(a)(xi)
Released Claims	1.3(h)
Released Parties	1.3(h)
Remaining Settlement Payment	2.27(c)
Repricing	5.20
Repurchase Rights	1.3(a)(ii)
Required Actions	5.5(d)
Required Consents	5.5(d)
Requisite Stockholder Approval	6.3(i)
Reviewing Accountant	1.6(e)
Section 280G Payments	5.15
Securityholders’ Agent	Preamble
Securityholders’ Agent Engagement Agreement	8.7(b)
Securityholders’ Agent Expenses	8.7(b)
Securityholders’ Agent Group	8.7(b)

Securityholders’ Agent’s Difference	1.6(g)
Separation Agreement	1.2(b)(xvi)
Significant Supplier	2.25
Special Claims	8.3(c)
Special Representations	8.3(b)
Specified Contractors	1.2(b)(xvii)
Spreadsheet	5.8
Standard Outbound Licenses	2.10(a)(xii)
Stockholder Agreement	Recitals
Stockholder Notice	5.1(c)

Surviving Corporation	1.1(a)
Termination Date	7.1(b)
Third-Party Claim	8.8
Third-Party Intellectual Property	2.10(a)(xiii)
Transactions	Recitals
Unvested Cash	1.3(a)(ii)
Waived Rights	1.3(h)
WARN Act	2.15(s)
Written Consent	Recitals